

TARGETING

THE

FUTURE



Allos™

THERAPEUTICS, INC.

# ANNUAL REPORT 2001

ALLOS THERAPEUTICS, INC. IS A BIOPHARMACEUTICAL COMPANY FOCUSED ON DEVELOPING AND COMMERCIALIZING INNOVATIVE SMALL MOLECULE DRUGS FOR IMPROVING CANCER TREATMENTS. ALLOS' LEAD COMPOUND RSR13 HAS SHOWN SUBSTANTIAL PROMISE IN PHASE II TRIALS AND IS CURRENTLY IN A PIVOTAL PHASE III TRIAL IN PATIENTS WITH METASTATIC BRAIN CANCER RECEIVING RADIATION THERAPY.

## 2001 ACCOMPLISHMENTS

- *Announced* that RSR13 demonstrated a survival benefit in a third tumor type (brain metastases, non-small cell lung cancer and glioblastoma multiforme).

- *Presented* updated positive response rate and survival results of a Phase II non-small cell lung cancer study at the American Society of Clinical Oncology (ASCO) in May and the American Society of Therapeutic Radiology and Oncology (ASTRO) in November.

- *Completed* process validation manufacturing runs of the active pharmaceutical ingredient in RSR13 as required by the New Drug Application (NDA) approval process.

- *Obtained* concurrence from the U.S. Food and Drug Administration (FDA) that a positive subgroup survival analysis of patients with brain metastases from only breast and non-small cell lung cancer would support a NDA submission and labeling claim.

- *Increased* the number of clinical sites participating in the pivotal Phase III trial to more than 70 locations in the United States, Canada, Europe and Australia.

# RSR13

{GENERIC NAME: EFAPROXIRAL SODIUM}



## UNDERSTANDING THE MECHANISM

RSR13 is a small organic molecule that binds specifically in the central water cavity of hemoglobin.



### OXYGEN IS VITAL FOR TREATING CANCER

The poorly regulated blood supply and rapid cell growth of malignant tumors lead to the formation of hypoxic (oxygen-deprived) regions within the tumor. Research has shown that hypoxic regions within malignant tumors are substantially more resistant to radiation therapy than oxygenated regions. Even small hypoxic regions in a tumor may affect the overall response to radiation therapy and increase the number of surviving tumor cells.

#### RSR13: A UNIQUE RADIATION ENHANCER

Hemoglobin is the oxygen-carrying protein contained within red blood cells. Once in the bloodstream, RSR13 binds to hemoglobin and "allosterically modifies" or changes the shape of hemoglobin, which causes the hemoglobin to release more oxygen into the blood, resulting in improved oxygenation of previously hypoxic tumor tissue. The now oxygenated tumor better responds to the cell-killing effects of radiation therapy. RSR13, in conjunction with radiation therapy, has been shown to have utility in treating many forms of cancer.







RSR13 is unique because it does not penetrate the tumor tissue for activity, it works quickly and is not toxic to healthy cells. *For an animated view of how RSR13 works, go to www.allos.com.*

# PHASE III

## MOVING TOWARD PRODUCT APPROVAL

### PROJECTED TIMELINE

- Complete enrollment 2nd half 2002
- Six-month follow-up of patients
- Submit NDA 2nd half 2003
- Marketing approval 2004

### A COMPREHENSIVE STUDY

We are conducting a 501-patient pivotal Phase III trial of RSR13 for the treatment of brain metastases (cancer that has spread to the brain from a primary tumor). This is a randomized, open-label comparative study of standard whole brain radiation therapy with or without RSR13. Improvement in survival is the primary endpoint. We have obtained Fast-track designation from the U.S. Food and Drug Administration (FDA) for RSR13, which could mean an expedited review of our Phase III study results. By focusing on safety and well-being, we are developing RSR13 to extend survival and maintain a good quality of life.



"THE TRIAL IS SUFFICIENTLY POWERED NOT ONLY FOR THE TOTAL STUDY POPULATION BUT ALSO FOR THE NSCLC/BREAST PRIMARY SUBGROUP, WHICH COMPRISES 75% OF THE PATIENTS."

—John O. Hackman
Senior Director,
Statistics/Biometrics


PRODUCT
PRECLINICAL
PHASE I
PHASE II
PHASE III
NDA
MARKET
BRAIN METASTASES
GLIOBLASTOMA MULTIFORME
NON-SMALL CELL LUNG CANCER
CHEMOTHERAPY
CERVICAL CANCER

## ADDITIONAL TARGET INDICATIONS

A cornerstone of our strategy for commercialization of RSR13 is an aggressive clinical development program for the treatment of many types of cancer. Our long-term objective is to obtain FDA approval for a six-week treatment regimen, such as non-small cell lung cancer or glioblastoma multiforme. We believe that randomized Phase III data in a six-week indication will be very important for the expanded use of RSR13 in treating primary cancers. As part of our future label expansion strategy, we intend to initiate additional Phase II studies of RSR13 with radiation therapy in new indications, including cervical, pancreatic and esophageal cancers.



PABLO J. CAGNONI, M.D.
DIRECTOR,
CLINICAL DEVELOPMENT

"The results of our Phase II study of RSR13 in combination with radiation therapy provide strong evidence that RSR13 has the potential to delay tumor progression and increase survival in patients with advanced non-small cell lung cancer."


KEY TARGET
AUDIENCES
Medical
Oncologists
Radiation
Oncologists
Medical
Oncology
Nurses
Radiation
Oncology
Nurses
Prescribe
and/or
Influence
Administer Drug
and Monitor

## SURVIVAL IS WHAT MATTERS

An important step toward developing our marketing strategy for RSR13 was the initiation and completion of a comprehensive pre-market research study. Over 160 interviews were held with medical and radiation oncologists, as well as in-depth qualitative interviews with medical oncology nurses, pharmacists and others. The findings confirmed that an increase in median survival would lead to increased preference share if quality of life were not compromised.

### A CLEARLY DEFINED TARGET AUDIENCE

Although the medical oncologist is the primary caregiver of patients with brain metastases, both medical and radiation oncologists will most likely prescribe RSR13. Oncology nurses are also very involved in the administration of drugs and the overall care of the patient.

# RADIATION MARKET

## SETTING THE STAGE FOR OUR FIRST COMMERCIAL PRODUCT

**RSR13 APPROVAL & POST-MARKET STRATEGY**

| PHASE/ INDICATION | ANNUAL CASES IN U.S. | | |
|---|---|---|---|
| PHASE III<br>• Brain Metastases | 170,000 | NDA → | Label: 2 weeks tx. with RT |
| PLANNED PHASE III<br>• Non-Small Cell Lung Cancer | 169,500 | sNDA → | Label: 6 weeks tx. with RT |
| PLANNED PHASE II<br>• Cervical Cancer<br>• NSCLC (concurrent)<br>• Esophageal Cancer<br>• Pancreatic Cancer | 52,000 | → | Market Expansion |

### LARGE UNMET MEDICAL NEED

Radiation therapy is the standard treatment for more than 50 percent of cancers, over 750,000 patients annually. Although radiation therapy can be effective in treating certain types of cancer, a large unmet medical need exists for products that can increase the effectiveness of standard radiation therapy. We believe RSR13 has the potential to create a new standard of care in radiation therapy.

#### MAXIMIZING MARKET PENETRATION

We have shown in multiple studies that RSR13 is a unique product in oncology that may be useful in a wide range of cancer indications where tumor hypoxia exists. We intend to maximize the market potential of RSR13 by pursuing an aggressive clinical study and publication strategy.







Stuart A. Murray
Associate Director,
Business Development

"The market potential of RSR13 in the brain metastases indication is sizable. Coupled with successful execution of our supplemental development strategy, the potential RSR13-treatable patient population increases to more than 300,000 patients annually."



Management Team

# TO OUR STOCKHOLDERS

We are very pleased with our progress in 2001. During the year we continued to gain momentum as an organization. We understand that the near-term success of our company will be measured by the success of our pivotal Phase III trial in patients with brain metastases; however, there are many other elements necessary to ensure our success in building a sustainable oncology company. Allos enters the year 2002 on target and well positioned for the future.

We entered 2001 with the primary objective of advancing our pivotal Phase III clinical trial of RSR13 for the treatment of patients with brain metastases and laying the groundwork for a successful New Drug Application (NDA) submission. Thanks to the focused efforts of our clinical team and clinical collaborators at more than 70 leading cancer centers in the United States, Canada, Europe and Australia, patient enrollment is on target for completion in the second half of 2002. Under this timeline we expect to file our NDA in the second half of 2003.

We continued to add to the substantial amount of intriguing clinical data on RSR13 with the completion of a Phase II trial in patients with non-small cell lung cancer (NSCLC). It is important to note that NSCLC represents the third unique tumor type in which the use of RSR13 combined with radiation therapy increased median survival of patients. Although the data are very compelling, the shifting standard of care in treating patients with NSCLC poses many challenges in the continued development of RSR13 for this indication. We are currently evaluating which path will be the most beneficial to our future success.

We have long maintained a goal of expanding our pipeline beyond RSR13 by in-licensing or acquiring promising complementary oncology compounds. This is a very competitive area and as a small company we need to look beyond the obvious and leverage our existing relationships in finding compound leads. During the past year we reviewed data packages for over 80 potential compounds. We believe that as a result of our diligent efforts, we have discovered a number of interesting compounds and anticipate adding at least one new clinical candidate to our portfolio in 2002.

Looking forward to 2002, in addition to completing enrollment in our ongoing pivotal Phase III trial, we are progressing on schedule with the development of our

"WE BELIEVE ALLOS

IS ON TARGET FOR

THE FUTURE."



Stephen J. Hoffman
Chairman of the Board

Michael E. Hart
President and CEO

pre-NDA package, which we anticipate reviewing with the FDA later in the year. The pre-NDA package includes brief summaries of all scientific sections for which we will be seeking the FDA's concurrence.

Our Phase II development of RSR13 will continue in earnest through 2002. All of the development will be focused on indications requiring six weeks of therapy. We plan to initiate a Phase Ib/II study in cervical cancer, a trial expected to take approximately two years to complete. Other possible Phase II studies are in patients with NSCLC receiving concurrent chemotherapy, esophageal cancer and pancreatic cancer.

Assuming all goes according to schedule, we plan to launch RSR13 in 2004. In anticipation of this timeline, we expect to make additional progress in building our commercial team over the coming year. Incorporated into this process will be the evaluation of potential worldwide pharmaceutical marketing partners. We will carefully consider all potential partnership opportunities that may arise, but will only accept those that make strategic and financial sense for the long-term growth and prosperity of our company.

Lastly, we will make every effort to increase our visibility this year. This means that you will see us presenting at more medical, partnering and investor conferences and, hopefully, you will receive more news from us on a regular basis.

We thank our employees for their continued commitment and tireless effort toward improving lives of people with life-limiting disease. We welcome our new shareholders and thank our longstanding shareholders for their continued loyalty, interest and support in one of the most promising late-stage oncology companies. We look forward to updating you on our continued progress throughout the coming year.

Sincerely,

Stephen J. Hoffman, M.D., Ph.D.
*Chairman of the Board of Directors*

Michael E. Hart
*President and Chief Executive Officer*

# CORPORATE INFORMATION

### BOARD OF DIRECTORS

Stephen J. Hoffman, Ph.D., M.D.
*Chairman of the Board of Directors*

Michael E. Hart
*President and Chief Executive Officer*

Donald J. Abraham, Ph.D.
*Chairman of the Department of Medicinal Chemistry, Virginia Commonwealth University*

Stephen K. Carter, M.D.
*Pharmaceutical Industry Consultant*

Mark G. Edwards
*Managing Director, Recombinant Capital, Inc.*

Marvin E. Jaffe, M.D.
*Pharmaceutical Industry Consultant*

### CORPORATE HEADQUARTERS

Allos Therapeutics, Inc.
11080 CirclePoint Road
Westminster, CO 80020
Phone: 303-426-6262
Fax: 303-426-4731
Website: www.allos.com

### INVESTOR RELATIONS

Allos invites stockholders, security analysts, representatives of the financial community and members of the business media to contact:

Monique M. Greer
Director, Corporate Communications
mgreer@allos.com
303-426-6262

Interested parties may view press releases and other information about Allos by visiting www.allos.com or by direct request to the company's Investor Relations office.

### SEC FORM 10-K

Enclosed is a copy of the company's Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission. Additional copies are available without charge by contacting Allos' Investor Relations office at 303-426-6262.

### STOCK LISTING

Allos' stock is traded on the Nasdaq National Market® under the symbol "ALTH." For more information, please visit www.allos.com.

### REGISTRAR & TRANSFER AGENT

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660

### ANNUAL MEETING

Allos shareholders are invited to attend our annual meeting, which will be held at 8:30 a.m. on April 23, 2002 at The Omni Interlocken Resort, Broomfield, CO.

### LEGAL COUNSEL

Cooley Godward LLP
380 Interlocken Crescent
Suite 900
Broomfield, CO 80021-8023

### INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
1670 Broadway
Suite 1000
Denver, CO 80202

# ALLOS THERAPEUTICS, INC.

**11080 CirclePoint Road, Suite 200**
**Westminster, CO 80020**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
## TO BE HELD ON APRIL 23, 2002

TO THE STOCKHOLDERS OF ALLOS THERAPEUTICS, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Allos Therapeutics, Inc., a Delaware corporation (the "Company"), will be held on Tuesday, April 23, 2002 at 8:30 a.m. local time at the Omni Interlocken Resort, 500 Interlocken Boulevard, Broomfield, Colorado for the following purposes:

1. To elect directors to serve for the ensuing year and until their successors are elected.

2. To ratify the selection of PricewaterhouseCoopers LLP as independent auditors of the Company for its fiscal year ending December 31, 2002.

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on February 22, 2002, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors

/s/ Michael E. Hart

Michael E. Hart
Secretary

Westminster, Colorado
March 20, 2002

**All stockholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name.**

**ALLOS THERAPEUTICS, INC.**
11080 CirclePoint Road, Suite 200
Westminster, CO 80020

# PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

**APRIL 23, 2002**

## INFORMATION CONCERNING SOLICITATION AND VOTING

### GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors of Allos Therapeutics, Inc., a Delaware corporation ("Allos" or the "Company"), for use at the Annual Meeting of Stockholders to be held on Tuesday, April 23, 2002, at 8:30 a.m. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at the Omni Interlocken Resort, 500 Interlocken Boulevard, Broomfield, Colorado. The Company intends to mail this proxy statement and accompanying proxy card on or about March 20, 2002, to all stockholders entitled to vote at the Annual Meeting.

### SOLICITATION

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

### VOTING RIGHTS AND OUTSTANDING SHARES

Only holders of record of Common Stock at the close of business on February 22, 2002 will be entitled to notice of and to vote at the Annual Meeting. At the close of business on February 22, 2002 the Company had outstanding and entitled to vote 23,140,197 shares of Common Stock. Each holder of record of Common Stock on such date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Abstentions will be counted towards the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether a matter has been approved.

## Voting Via the Internet or by Telephone

Stockholders that hold shares registered in their name may grant a proxy to vote their shares by means of the telephone or on the Internet. The law of Delaware, under which the Company is incorporated, specifically permits electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the inspectors of election can determine that such proxy was authorized by the stockholder.

The telephone and Internet voting procedures below are designed to authenticate stockholders' identities, to allow stockholders to grant a proxy to vote their shares and to confirm that stockholders' instructions have been recorded properly. Stockholders granting a proxy to vote via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

Stockholders of record may go to "http://www.eproxy.com/alth" to grant a proxy to vote their shares by means of the Internet. They will be required to provide the company number and control number contained on their proxy cards. The voter will then be asked to complete an electronic proxy card. The votes represented by such proxy will be generated on the computer screen and the voter will be prompted to submit or revise them as desired. Any stockholder using a touch-tone telephone may also grant a proxy to vote shares by calling 1-800-435-6710 and following the recorded instructions.

Votes submitted via the Internet or by telephone must be received by 4:00 p.m. Eastern Time on Monday, April 22, 2002. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

## Revocability of Proxies

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 11080 CirclePoint Road, Suite 200, Westminster, CO 80020, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

## Stockholder Proposals

The deadline for submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's 2003 annual meeting of stockholders pursuant to Rule 14a-8 of the Securities and Exchange Commission is November 20, 2002. Stockholders wishing to submit proposals or director nominations that are not to be included in such proxy statement and proxy must do so no earlier than January 24, 2003 and no later than February 23, 2003. Stockholders are also advised to review the Company's Bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations.

## PROPOSAL 1

## ELECTION OF DIRECTORS

There are five nominees for the six Board positions presently authorized in accordance with the Company's Bylaws. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected and has qualified, or until such director's earlier death, resignation or removal. Each nominee listed below is currently a director of the Company, four directors having been elected by the stockholders, and one director, Michael E. Hart, having been elected by the Board.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the five nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected and management has no reason to believe that any nominee will be unable to serve.

Stephen K. Carter, M.D., who currently serves as a director, is retiring from the Board upon the expiration of his current term, and will not stand for re-election. Dr. Carter has served as a member of our Board of Directors and as a drug development consultant to the Company since 1998. We recognize and appreciate all of Dr. Carter's many efforts on behalf of the Company in all of his years of service on the Board and as a consultant to the Company.

### NOMINEES

The names of the nominees and certain information about them, as of February 22, 2002, are set forth below:

| NAME | AGE | PRINCIPAL OCCUPATION/ POSITION HELD WITH THE COMPANY |
|---|---|---|
| Stephen J. Hoffman, Ph.D., M.D. | 47 | Chairman of the Board |
| Michael E. Hart | 49 | President, Chief Executive Officer and Secretary |
| Donald J. Abraham, Ph.D. | 65 | Professor and Chairman of the Department of Medicinal Chemistry at Virginia Commonwealth University |
| Mark G. Edwards | 44 | Managing Director, Recombinant Capital, Inc. |
| Marvin E. Jaffe, M.D. | 65 | Pharmaceutical Industry Consultant |

**Stephen J. Hoffman, Ph.D., M.D.** has served as a member of our Board of Directors since 1994 and as our Chairman of the Board since December 2001. From July 1994 to December 2001, Dr. Hoffman served as our President and Chief Executive Officer. Prior to that, from inception to 1994, Dr. Hoffman served as a consultant to our investor group. From 1990 to 1994, he completed a fellowship in clinical oncology and a residency/fellowship in dermatology, both at the University of Colorado. Dr. Hoffman was the scientific founder of Somatogen Inc., where he held the position of Director of Corporate Research and Vice President of Science and Technology from 1987 until 1990. Dr. Hoffman received his Ph.D. in bio-organic chemistry from Northwestern University and his M.D. from the University of Colorado School of Medicine, where he is currently Clinical Assistant Professor.

**Michael E. Hart** has served as our President, Chief Executive Officer and Secretary since December 2001 and was elected to the Board of Directors in January 2002. From 1999 to December 2001, Mr. Hart served as our Chief Financial Officer and Senior Vice President, Operations. From 1995 to 1999, Mr. Hart was Vice President and Chief Financial Officer of NeXstar Pharmaceuticals, Inc., where he also served as Chairman of the Management Committee from 1998 to 1999. From 1990 to 1995, Mr. Hart was Executive Vice President and Chief Financial Officer of Vestar, Inc. and served as Chairman, Office of the President from 1994 to 1995. From 1982 to 1990, Mr. Hart was Treasurer and Director of Finance for Avantek, Inc. and prior to that held various financial positions with high technology companies. Mr. Hart received his M.B.A from California State University, Fresno, and his undergraduate degrees in business economics and geography from the University of California, Santa Barbara.

**Donald J. Abraham, Ph.D.** is one of our founders and has served as a member of our Board of Directors since our inception in 1992. He has been a Professor and Chairman of the Department of Medicinal Chemistry at Virginia Commonwealth University since 1988. From 1972 to 1998, he was a Professor and Chairman of the Department of Medicinal Chemistry at the University of Pittsburgh. Dr. Abraham received his Ph.D. in organic chemistry from Purdue University. He currently is Director of the Institute for Structural Biology and Drug Discovery at the Virginia Commonwealth University.

**Mark G. Edwards** has served as a member of our Board of Directors since 1999. Mr. Edwards is Managing Director of Recombinant Capital, Inc., a pharmaceutical and biotechnology consulting firm he founded in 1988. From 1999 to December 2000, he also served as a General Partner of International Biomedicine Management Partners A.G., a venture capital fund based in Switzerland. Mr. Edwards received his B.A. and M.B.A. from Stanford University.

**Marvin E. Jaffe, M.D.** has served as a member of our Board of Directors and as a drug development consultant to us since 1994. Since 1994, Dr. Jaffe has been a self-employed research and development consultant for the pharmaceutical industry. From 1988 to 1994, Dr. Jaffe was President of the R.W. Johnson Pharmaceutical Research Institute, a unit of Johnson & Johnson. From 1970 to 1988, Dr. Jaffe was with Merck Sharp & Dohme Research Laboratories, most recently as Senior Vice President, Medical Affairs. He is a director of several biopharmaceutical companies including Matrix Pharmaceutical, Inc., Immunomedics, Inc., Vernalis Group, plc., and Celltech Group, plc. Dr. Jaffe received his M.D. from Jefferson Medical College.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE.

## Board Committees and Meetings

During the fiscal year ended December 31, 2001, the Board of Directors held four meetings and acted by unanimous written consent one time. The Board has an Audit Committee, a Compensation Committee and Nominating Committee.

The Audit Committee recommends to the Board the independent auditors to be retained; meets with the independent auditors at least annually to review the results of the annual audit and discuss the financial statements; reviews with the independent auditors and the Company's financial and accounting personnel, the adequacy and effectiveness of the Company's accounting and financial controls; and evaluates the independent auditors' performance. The current Audit Committee members are Drs. Carter and Jaffe and Mr. Edwards. It met two times during such fiscal year. All members of the Company's Audit Committee are independent (as independence is defined in Rule 4200(a)(15) of the NASD listing standards).

The Compensation Committee reviews and recommends to the Board the annual salary, bonus, stock options, and other benefits of the Company's senior management; reviews new executive compensation programs; makes recommendations concerning salaries and bonus incentive compensation; awards stock options to employees and consultants under the Company's stock option plans; and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. From January 1, 2001 through February 22, 2001, the Compensation Committee was composed of two non-employee directors: Drs. Freund and Hsu. As of February 23, 2001, the Compensation Committee was composed of two non-employee directors: Mr. Edwards and Dr. Jaffe. The Compensation Committee met four times during the fiscal year ended December 31, 2001.

In January 2001, the Board formed a Nominating Committee to identify, evaluate and recommend to the Board candidates for the Company's Board of Directors. No procedure has been established for the consideration of nominees recommended by stockholders. The current Nominating Committee members are Dr. Carter and Mr. Edwards. It did not meet during the fiscal year ended December 31, 2001.

During the fiscal year ended December 31, 2001, each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

## REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS (FEBRUARY 27, 2002)[1]

The Audit Committee of the Board of Directors (the "Committee") is composed of three independent directors and operates under a written charter adopted by the Board of Directors. The current members of the Committee are Dr. Jaffe, Dr. Carter and Mr. Edwards. The Committee recommends to the Board of Directors, subject to stockholder ratification, the selection of the Company's independent accountants.

Management is responsible for the Company's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America and to issue a report thereon. The Committee's responsibility is to monitor and oversee these processes.

In this context, the Committee has met and held discussions with management and the independent accountants. Management represented to the Committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the financial statements with management and the independent accountants. The Committee discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

The Company's independent accountants also provided to the Committee the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee discussed with the independent accountants that firm's independence.

Based on the Committee's discussion with management and the independent accountants and the Committee's review of the representation of management and the report of the independent accountants to the Committee, the Committee recommended that the Board of Directors include the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

Dr. Marvin Jaffe
Dr. Stephen Carter
Mr. Mark Edwards

---

[1] The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 Act or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation contained in such filing.

## PROPOSAL 2

## RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Board of Directors has selected PricewaterhouseCoopers LLP as the Company's independent auditors for the fiscal year ending December 31, 2002 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. PricewaterhouseCoopers LLP has audited the Company's financial statements since its inception in September 1992. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent auditors is not required by the Company's Bylaws or otherwise. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee and the Board in their discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of PricewaterhouseCoopers LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

**AUDIT FEES.** During the fiscal year ended December 31, 2001, the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company's financial statements for such fiscal year and for the reviews of the Company's interim financial statements was $55,000.

**ALL OTHER FEES.** During fiscal year ended December 31, 2001, the aggregate fees billed by PricewaterhouseCoopers LLP for professional services other than audit fees was $8,200.

The Audit Committee has determined the rendering of the non-audit services by PricewaterhouseCoopers LLP is compatible with maintaining the auditor's independence.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.**

## EXECUTIVE OFFICERS AND KEY EMPLOYEES

The following table sets forth certain information regarding our executive officers and key employees as of February 22, 2002:

| Name | Age | Position |
|---|---|---|
| ***Executive Officers*** | | |
| Stephen J. Hoffman, Ph.D., M.D. | 47 | Chairman of the Board of Directors |
| Michael E. Hart | 49 | President, Chief Executive Officer and Secretary |
| ***Key Employees*** | | |
| Barbara E. Baring | 45 | Vice President, Human Resources |
| John O. Hackman | 48 | Senior Director of Biometrics and Statistics |
| Markus F. Herzig | 56 | Vice President, Regulatory Affairs |
| Douglas G. Johnson, Ph.D | 45 | Senior Director of Manufacturing |
| Jean-Francois Liard, M.D | 58 | Vice President, Clinical Development |

### EXECUTIVE OFFICERS

See "Proposal 1 – Election of Directors" for the biographies of Dr. Hoffman and Mr. Hart.

### KEY EMPLOYEES

**Barbara E. Baring** has served as our Vice President, Human Resources since March 2001 and served as our Senior Director, Human Resources from March 2000 to March 2001. From 1999 to 2000, Ms. Baring was Director, Human Resources and Administration at Gilead Sciences, Inc. From 1994 to 1999, Ms. Baring was Vice President, Human Resources at NeXstar Pharmaceuticals, Inc. Ms. Baring received her master's degree in organization and management from the University of Colorado, and her B.A. from Metropolitan State College in Denver, Colorado.

**John O. Hackman** has served as our Senior Director of Biometrics and Statistics since March 2001 and served as Director of Biometrics and Statistics from December 1997 to March 2001. Prior to joining us, Mr. Hackman was Associate Director of Biometrics at Pfizer Central Research where he directed the statistical analysis and reporting group from 1996 to 1997. He has held various positions during his 17 years of experience in the pharmaceutical industry, including positions with Pfizer Inc., Miles Inc., a division of Bayer Diagnostics, Rhone-Poulenc and CytRx Corporation. Mr. Hackman received his M.S. from North Carolina State University.

**Markus F. Herzig** has served as our Vice President, Regulatory Affairs since August 2001. Prior to joining us, Mr. Herzig was Executive Director, Regulatory Affairs and Quality Assurance of OraPharma, Inc. from January 1999 until August 2001. From January 1996 to December 1998 he held key management positions at Takeda Pharmaceuticals America, Inc., Novo Nordisk Pharmaceuticals Inc., Organon Inc. and Sandoz Pharmaceuticals, Corp. Mr. Herzig received his M.S. equivalent from Allgemeine Gewerbe Schule in Basel, Switzerland.

**Douglas G. Johnson, Ph.D.** has served as our Senior Director of Manufacturing since March 2001 and served as our Director of Manufacturing from October 1997 to March 2001. Prior to joining us, Dr. Johnson was with Baxter Healthcare, a unit of Baxter International, Inc. for over eight years. At Baxter, he was most recently manager of the Global Solutions Development Group for the Renal Division. He also worked in the I.V. Systems Division for several years developing formulations of pre-mixed drugs. Prior to joining Baxter Healthcare, Dr. Johnson worked at Argonne National Laboratory for three years. Dr. Johnson received his Ph.D. in organic chemistry from the University of Minnesota. He did postdoctoral work at the University of Chicago.

**Jean-Francois Liard, M.D.** has served as our Vice President, Clinical Development since March 2001 and served as our Senior Director, Research and Clinical from 1997 to March 2001. Prior to joining us, Dr. Liard was Director, Clinical Development at Otsuka America Pharmaceutical from 1993 to 1997. Prior to that, he was Professor of Physiology at the Medical College of Wisconsin from 1983 to 1993. Dr. Liard has also worked in several clinical and basic sciences departments, including stays at the Cleveland Clinic and at the Nephrology Clinic of Necker Hospital in Paris, France. Dr. Liard received his M.D. from the School of Medicine in Lausanne, Switzerland.

## Security Ownership Of Certain Beneficial Owners And Management

The following table sets forth certain information regarding the ownership of the Company's Common Stock as of February 22, 2002 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table below; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock. Unless otherwise indicated, the address for each of the persons listed in the table is c/o Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, CO 80020.

| | Beneficial Ownership (1) | |
|---|---|---|
| Beneficial Owner | Number of Shares | Percent of Total |
| Johnson & Johnson Development Corporation<br>One Johnson & Johnson Plaza<br>New Brunswick, NJ 08933 | 2,198,387 | 9.5% |
| Scott Sacane (2)<br>Durus Capital Management, LLC<br>888 Seventh Avenue, 29th Floor<br>New York, NY 10106 | 1,993,050 | 8.6 |
| Entities affiliated with Marquette Venture Partners (3)<br>520 Lake Cook Road, Suite 450<br>Deerfield, IL 60015 | 1,756,714 | 7.6 |
| Biomedicine L.P. (4)<br>Nauenstrasse 41<br>CH-4002 Basel, Switzerland | 1,462,707 | 6.3 |
| Entities affiliated with INVESCO Private Capital, Inc. (5)<br>1166 Avenue of the Americas, 27th Floor<br>New York, NY 10036 | 1,261,961 | 5.4 |
| Credit Suisse First Boston (6)<br>11 Madison Avenue<br>New York, NY 10010 | 1,210,243 | 5.2 |
| Stephen J. Hoffman, Ph.D., M.D. (7) | 944,397 | 4.0 |
| Michael E. Hart (8) | 311,968 | 1.3 |
| Donald J. Abraham, Ph.D. (9) | 657,200 | 2.8 |
| Marvin E. Jaffe, M.D. (10) | 55,800 | * |
| Stephen K. Carter, M.D. (11) | 34,100 | * |
| Mark G. Edwards | – | – |
| Michael J. Gerber, M.D. (12) | 553,529 | 2.4 |
| All executive officers and directors as a group (7 persons) (13) | 2,556,994 | 10.5% |

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders of the Company and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 23,140,197 shares outstanding on February 22, 2002, adjusted as required by rules promulgated by the SEC.

(2) Scott Sacane, as a managing member of Durus Capital Management LLC ("Durus") (formerly known as Highline Management, LLC), and as portfolio manager of Perseus, LLC ("Perseus"), has filed a Schedule 13G pursuant to which he reports sole voting and dispositive power over 1,743,550 shares held by Durus and 249,500 shares held by Perseus as of December 31, 2001.

(3) Includes 1,756,714 shares held by Marquette Venture Partners II, L.P. The sole general partner of Marquette Venture Partners II, L.P. is Marquette General II, L.P. Marquette General II, L.P. may be deemed to be the indirect beneficial owner of the shares reported as directly beneficially owned by Marquette Venture Partners II, L.P.

(4) Includes 1,462,707 shares held by Biomedicine L.P. The sole general partner of Biomedicine L.P. is International BM Biomedicine Holdings (Cayman) Ltd., a corporation formed under Cayman law ("Biomedicine Cayman"). Biomedicine Cayman may be deemed to be the indirect beneficial owner of the shares reported as directly beneficially owned by Biomedicine L.P.

(5) Includes 1,182,789 shares held as a discretionary manager for Citiventure III Private Participations Limited, 63,462 shares held as a discretionary manager for KME Venture III, L.P., 12,567 shares held as discretionary manager for Bell Atlantic Master Trust (f/k/a GTE Service Corporation), and 3,143 shares held as discretionary manager for Baxter International, Incorporated. INVESCO Private Capital, Inc. is the investment manager with full discretionary authority for such client accounts and has full voting and dispositive power for these shares. INVESCO Private Capital, Inc. disclaims beneficial ownership of these shares.

(6) Credit Suisse First Boston, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business of Credit Suisse First Boston business unit (the "CSFB business unit"), has filed a Schedule 13G pursuant to which it reports sole or shared voting and dispositive power over 1,210,243 shares owned as of December 31, 2001. The CSFB business unit is comprised of an asset management business that provides financial advisory and capital raising services in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis.

(7) Includes 400 shares held as custodian for Dr. Hoffman's children and 587,127 shares of Common Stock issuable upon exercise of options.

(8) Includes 309,968 shares of Common Stock issuable upon exercise of options.

(9) Includes 124,000 shares held by Nancy W. Abraham, Trustee U/A/ 12-14-94. Ms. Abraham is the spouse of Donald Abraham. Dr. Abraham is not a trustee and disclaims beneficial ownership of these shares.

(10) Includes 18,600 shares of Common Stock issuable upon exercise of options.

(11) Includes 34,100 shares of Common Stock issuable upon exercise of options.

(12) Includes 31,200 shares held by the Gerber Family Trust and 232,479 shares of Common Stock issuable upon exercise of options.

(13) Includes 1,182,274 shares of Common Stock issuable upon exercise of options.

## SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2001, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with; except that one report, covering one transaction, was filed late by each of Dr. Hoffman, Dr. Gerber and Mr. Hart.

## EXECUTIVE COMPENSATION

### COMPENSATION OF DIRECTORS

During 2001, we did not provide cash compensation to members of our Board of Directors for serving on our Board of Directors and for attendance at committee meetings. As of January 2002, each of our non-employee directors receives $2,500 for each Board meeting the director attends in person, and $2,500 for each meeting the director attends by means of telephone conference or similar communications equipment if such meeting is greater than 90 minutes in duration. Each non-employee director who serves on a committee of the Board of Directors receives $1,000 for each meeting the director attends in person, plus $1,000 per year if the non-employee director serves as a committee chairman. Members of our Board of Directors are reimbursed for reasonable expenses incurred in connection with attending any Board of Directors meeting or any meeting of a committee of the Board of Directors.

Each of our non-employee directors receives stock option grants under a stock option grant program for non-employee directors (the "Directors' Program") under our 2000 Stock Incentive Compensation Plan (the "Plan"). Under this program, as of January 2002, each person who becomes a non-employee director is automatically granted a nonqualified stock option to purchase 20,000 shares of Common Stock, an increase from 10,000 shares of Common Stock in 2001, on the date of his or her initial election. One-third of this option vests on each of the first, second and third anniversaries of the grant date. On the date of each annual meeting of stockholders of the Company, each non-employee director who continues to serve on the Board of Directors is granted an option to purchase 10,000 shares of Common Stock upon reelection or reappointment to the Board of Directors, which fully vests on the first anniversary of the date of grant, assuming continued service as a director during the year after the grant date. The exercise price of all options granted under the program is equal to the fair market value of the Common Stock on the grant date.

During the last fiscal year, we granted nonqualified stock options to purchase 40,000 shares of Common Stock to non-employee directors, at an exercise price of $6.73 per share. The fair market value of our Common Stock on the date of grant was $6.73 per share, based on the closing sales price reported on the Nasdaq National Market for the date of grant. As of February 22, 2002, no options had been exercised under the Directors' Program.

## Compensation of Executive Officers

### Summary Compensation Table

The following table summarizes the compensation paid to or earned during the fiscal years ended December 31, 1999, 2000 and 2001 by our Chief Executive Officer and two other most highly compensated executive officers whose total salary and bonus exceeded $100,000 for services rendered to us in all capacities. The executive officers listed in the table below are referred to herein as the Named Executive Officers.

| | | Annual Compensation | | | Long-Term Compensation Awards | |
|---|---|---|---|---|---|---|
| Name and Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation($) | Securities Underlying Options (#) | All Other Compensation ($) |
| Stephen J. Hoffman, Ph.D., M.D (1) | 2001 | 275,000 | 32,681 | 3,471 | 50,000 | 8,590 (3) |
| Chairman of the Board | 2000 | 225,000 | 68,750 | 88,357 (2) | 328,971 | 8,648 (3) |
| | 1999 | 225,000 | 37,500 | — | — | 8,400 (3) |
| Michael E. Hart (4) | 2001 | 239,979 | 27,191 | 1,068 | 138,000 | 5,676 (5) |
| President, Chief Executive Officer and | 2000 | 218,400 | 62,500 | 915 | 62,000 | 5,676 (5) |
| Secretary | 1999 | 20,192 | — | — | 240,250 | — |
| Michael J. Gerber, M.D (6) | 2001 | 197,524 | 30,814 | 1,339 | 38,000 | 286,722 (8) |
| Senior Vice President, Clinical | 2000 | 247,520 | 65,000 | 35,823 (7) | 77,500 | 7,202 (8) |
| Development and Regulatory Affairs | 1999 | 238,000 | 35,000 | — | 308,003 | 7,200 (8) |

(1) Dr. Hoffman was promoted from President and Chief Executive Officer to Chairman of the Board of Directors in December 2001. Dr. Hoffman's annual salary was increased to $300,000 in December 2001.

(2) Includes $84,789 of loans forgiven in 2000.

(3) Includes an annual 401(k) matching contribution by us of $2,000 each year and short-term disability/life insurance premiums paid by us of $6,590, $6,648 and $6,400, for 2001, 2000 and 1999, respectively.

(4) Mr. Hart joined us in November 1999 as Chief Financial Officer, and was promoted to President, Chief Executive Officer and Secretary in December 2001. Mr. Hart's annual salary was increased to $300,000 in December 2001, effective retroactively to October 2001.

(5) Includes an annual 401(k) Plan matching contribution by us of $2,000 each year and short-term disability/life insurance premiums paid by us of $3,676 in 2001 and 2000.

(6) Dr. Gerber's employment with us terminated on September 24, 2001.

(7) Includes $34,445 of loans forgiven in 2000.

(8) Includes $59,257 of severance pay in 2001 pursuant to the Employment Separation and General Release Agreement (see "Employment, Severance and Change of Control Agreements" below), $218,360 of income in connection with a disqualifying disposition of stock options exercised during 2001, an annual 401(k) matching contribution by us of $2,000 each year and short-term disability/life insurance premiums paid by us of $7,105, $5,202 and $5,200, for 2001, 2000 and 1999, respectively.

### Option Grants in Last Fiscal Year

The following table sets forth information concerning the individual grants of stock options to each of the Named Executive Officers during the fiscal year ended December 31, 2001.

| Name | Individual Grants: Number of Securities Underlying Options Granted (#) (1) | Percent of Total Options Granted to Employees In Fiscal Year (%) (2) | Exercise Price ($/Sh) | Expiration Date | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3): 5% ($) | 10% ($) |
|---|---|---|---|---|---|---|
| Stephen J. Hoffman, Ph.D., M.D | 37,500 | 4.4 | $6.38 | 03/01/2011 | $ 150,463 | $381,303 |
| | 12,500 | 1.5 | 4.50 | 07/17/2011 | 35,375 | 89,648 |
| Michael E. Hart | 28,500 | 3.3 | 6.38 | 03/01/2011 | 114,352 | 289,790 |
| | 9,500 | 1.1 | 4.50 | 07/17/2011 | 26,885 | 68,132 |
| | 100,000 | 11.6 | 5.74 | 11/30/2011 | 360,986 | 914,808 |
| Michael J. Gerber, M.D (4) | 28,500 | 3.3 | 6.38 | 03/01/2011 | 114,352 | 289,790 |
| | 9,500 | 1.1 | 4.50 | 07/17/2011 | 26,886 | 68,132 |

(1) Twenty-five percent (25%) of the options vest on the first anniversary of the grant date, and the remaining seventy-five percent (75%) of the options vest in equal monthly installments thereafter.

(2) Based on options to purchase an aggregate of 860,379 shares of Common Stock granted to employees in 2001.

(3) The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our future stock price performance. In addition, the potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

(4) Although Dr. Gerber's employment with us terminated on September 24, 2001, these options will continue to vest during the term of our consulting agreement with Dr. Gerber. See "Certain Transactions" for more information on the consulting agreement.

### Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth certain information, as to each of the Named Executive Officers, concerning the number of shares subject to both exercisable and unexercisable stock options held as of December 31, 2001. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of our Common Stock as of December 31, 2001.

| Name | Shares Acquired On Exercise (#) | Value Realized $(1) | Number of Securities Underlying Unexercised Options at Fiscal Year End (#): Exercisable | Unexercisable | Value of Unexercised In-the-Money Options at Fiscal Year End ($) (2): Exercisable | Unexercisable |
|---|---|---|---|---|---|---|
| Stephen J. Hoffman, Ph.D., M.D | — | $ — | 576,971 | 50,000 | $3,079,109 | $ 51,500 |
| Michael E. Hart | — | — | 302,250 | 138,000 | 1,813,035 | 159,140 |
| Michael J. Gerber, M.D | 80,000 | 403,200 | 224,761 | 38,000 | 1,289,825 | 39,140 |
| | 40,000 | 219,600 | | | | |
| | 40,742 | 219,599 | | | | |

(1) Calculated on the basis of the closing sale price per share of our Common Stock on the date of exercise on the Nasdaq National Market, minus the exercise price.

(2) Calculated on the basis of the closing sale price per share of our Common Stock on December 31, 2001 (the last trading day of fiscal 2001) on the Nasdaq National Market of $6.94, minus the exercise price.

## EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

In January 2001, the Company entered into an employment agreement with Dr. Hoffman. The employment agreement provides for an annual base salary of $225,000, which amount may be adjusted periodically in the sole discretion of the Board of Directors. In December 2001, the Board modified this agreement to increase Dr. Hoffman's annual base salary to $300,000. In addition, the employment agreement provides that Dr. Hoffman is eligible for a discretionary bonus in an amount equal to 35% of his base salary. The decision to award the bonus or modify the amount of the bonus is within the sole discretion of the Board of Directors.

In October 2001, the Company entered into a separation agreement with Dr. Gerber in connection with the termination of Dr. Gerber's employment with the Company effective as of September 24, 2001. The separation agreement provides for severance pay of $256,781, which is equal to 52 weeks of Dr. Gerber's weekly base compensation. The severance pay will be paid in equal installments in accordance the Company's regular payroll cycle.

In December 2001, the Company entered into employment agreement with Mr. Hart, which superseded the employment agreement entered into with him in January 2001. The employment agreement provides for an annual base salary of $300,000, which amount may be adjusted periodically in the sole discretion of the Board of Directors. In addition, Mr. Hart is eligible for a discretionary bonus in an amount equal to 35% of his base salary. Also pursuant to the employment agreement, the Company agreed to grant Mr. Hart a stock option to purchase 100,000 shares of the Company's common stock under the Company's 2000 Equity Incentive Plan and a stock option to purchase 250,000 shares of the Company's common stock under the Company's 2002 Broad Based Equity Incentive Plan, following adoption of such plan by the Company's Board of Directors. The decision to award the bonuses or modify the amount of the bonuses is within the sole discretion of the Board of Directors.

Each of the employment agreements with Dr. Hoffman and Mr. Hart provides that the executive's employment with the Company is at-will and may be altered or terminated by either the executive or the Company at any time. However, if the Company terminates the executive's employment without just cause or if the executive resigns for good reason, other than pursuant to a change in control, the executive will be entitled to receive: (a) his base salary for twelve months following the date of termination, (b) payment of any accrued but unused vacation and sick leave, (c) reimbursement for premiums of the executive's supplemental disability plan and, for Mr. Hart, supplemental life insurance plan for 24 months following the date of termination, and (d) payment of premiums for the executive's group health insurance COBRA continuation coverage for up to 12 months after the date of termination.

Each of the employment agreements with Dr. Hoffman and Mr. Hart also provides that if the Company terminates the executive's employment without just cause or if the executive resigns for good reason, within one month prior to or 13 months following the effective date of a change in control, the executive will be entitled to receive: (a) his base salary for two years following the date of termination, (b) payment of any accrued but unused vacation and sick leave, (c) reimbursement for premiums of the executive's supplemental disability plan and, for Mr. Hart, supplemental life insurance plan for 24 months following the date of termination, (d) a bonus in an amount equal to the bonus paid in the year immediately preceding the change in control, and (e) payment of premiums for the executive's group health insurance COBRA continuation coverage for up to 18 months after the date of termination. In addition, the vesting of any outstanding stock options issued to the executive shall be accelerated in full, and the time during which such options may be exercised will be extended to 24 months following the date of such change in control.

## REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION[2]

The Compensation Committee of the Board of Directors (the "Committee") is composed of Dr. Jaffe and Mr. Edwards, neither of whom are currently officers or employees of the Company. The Committee is responsible for establishing the Company's compensation programs for all employees, including executives. For executive officers, the Committee evaluates performance and determines compensation policies and levels.

### *Compensation Philosophy*

The goals of the compensation program are to align compensation with business objectives and performance and to enable the Company to attract, retain and reward executive officers and other key employees who contribute to the long-term success of the Company and to motivate them to enhance long-term stockholder value. Key elements of this philosophy are:

- The Company pays competitively with leading biotechnology companies with which the Company competes for talent. To ensure that pay is competitive, the Company regularly compares its pay practices with these companies and sets it pay parameters based on this review.

- The Company maintains annual incentive opportunities sufficient to provide motivation to achieve specific operational goals and to generate rewards that bring total compensation to competitive levels.

- The Company provides significant equity-based incentives for executive officers and other key employees to ensure that they are motivated over the long-term to respond to the Company's business challenges and opportunities as owners and not just as employees.

### *2001 Executive Compensation*

*Base Compensation.* Base salaries for executive officers are determined in part by the Committee in reliance on several pharmaceutical industry compensation surveys or the prevailing competitive salaries in the biotechnology sector for similar positions and by evaluating those salary standards against the achievement by the Company of its corporate goals. The compensation of the Company's executive officers was compared to equivalent data in the surveys and competitive market compensation levels to determine base salary. In March 2001, Dr. Hoffman's base salary was increased by 22%, and each of Mr. Hart's and Dr. Gerber's base salary was increased by 4%. These increases were due to the Company's performance in 2000 and the need to remain within the range of competitive salaries for comparable companies.

*Bonus Compensation.* The Committee also provides executive officers and other senior managers of the Company the opportunity to earn annual cash bonuses. The actual bonus award earned depends on the extent to which the Company and individual performance objectives are achieved. At the start of each year, the Committee and the full Board of Directors review and approve the annual performance objectives for the Company. The Company objectives consist of operating, strategic and financial goals that are considered to be critical to the Company's fundamental long-term goal—building stockholder value.

*Stock Options.* The Company's stock option plan has been established to provide all employees of the Company, including executive officers, with an opportunity to share along with stockholders of the Company in the benefits deriving from the long-term performance of the Company. Stock options typically have been granted to executive officers when the executive first joins the Company, in connection with a significant

[2] The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 Act or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation contained in such filing.

change in responsibilities and occasionally, to achieve equity within a peer group. The Committee may grant additional stock options to executives to continue to retain such executives and provide incentives. The number of shares subject to each stock option granted is based on anticipated future contribution and ability to impact corporate results. In 2001, stock options were granted which become exercisable over a four-year period. These options were granted at a price that is equal to the fair market value of the Company's Common Stock on the date of grant.

*2001 CEO Compensation*

Dr. Hoffman's base salary, bonus and grants of stock options were determined with the criteria described in the above sections of this report. Dr. Hoffman's base salary was increased initially to $275,000 in March 2001. In December 2001, Dr. Hoffman was appointed Chairman of the Board of Directors of the Company and resigned from his position as President and Chief Executive Officer. Mr. Hart was appointed President and Chief Executive Officer of the Company. In connection with Dr. Hoffman's appointment as Chairman of the Board of Directors, Dr. Hoffman's base salary was increased to $300,000. Dr. Hoffman will continue to serve as an executive officer of the Company during the period Mr. Hart assumes his position as President and Chief Executive Officer. Dr. Hoffman's salary is considered competitive based on a review of salary and benefit data conducted by the Company for similar transitions at comparable companies. Dr. Hoffman's fiscal 2001 cash bonus of $32,681 awarded in March 2001 was based upon achieving corporate goals, such as: obtaining Fast Track designation for RSR13 in brain metastases by the FDA, submitting the end-of-phase II Chemistry and Manufacturing Controls and non-clinical data to the FDA, initiating a Phase II study of RSR13 with chemotherapy and continued enrollment in the brain metastases study.

The periodic stock option grants to Dr. Hoffman in March 2001 for 37,500 shares of Common Stock of the Company, and in July 2001 for 12,500 shares of Common Stock of the Company, each at 100% of fair market value on the date of grant, or $6.38 and $4.50 per share, respectively, also reflect the Board's assessment of the substantial contributions made by Dr. Hoffman to the growth and performance of the Company.

In December 2001, Mr. Hart's base salary was increased to $300,000, effective retroactively to October 2001, in connection with his appointment as President and Chief Executive Officer. In addition, Mr. Hart was granted options to purchase 100,000 shares of Common Stock of the Company at 100% of fair market value on the date of grant, or $5.74 per share. Mr. Hart's base salary is considered competitive based on a review of compensation data for executive officers at similar companies.

***Limitation on Deduction of Compensation Paid to Certain Executive Officers.***

Section 162(m) of the Code limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code.

The statute containing this law and the applicable proposed Treasury regulations offer a number of transitional exceptions to this deduction limit for pre-existing compensation plans, arrangements and binding contracts. As a result, the Compensation Committee believes that at the present time it is quite unlikely that the compensation paid to any Named Executive Officer in a taxable year which is subject to the deduction limit will exceed $1 million. Therefore, the Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to its Named Executive Officers shall be designed to qualify as "performance-based compensation."

COMPENSATION COMMITTEE

Marvin E. Jaffe, M.D.
Mark G. Edwards

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, the Company's compensation committee consists of Dr. Jaffe and Mr. Edwards. None of the Company's executive officers serve as members of the board of directors or compensation committee of any entity that has one or more executive officers who serve on the Company's Board of Directors or compensation committee.

PERFORMANCE MEASUREMENT COMPARISON[3]

The following graph shows the total stockholder return of an investment of $100 in cash on March 28, 2000 for (i) the Company's Common Stock, (ii) Nasdaq Composite Index and (iii) the Nasdaq Biotechnology Index. All values assume reinvestment of the full amount of all dividends and are calculated as of December 31 of each year:

Comparison of Cumulative Total Return on Investment



TOTAL RETURN TO STOCKHOLDERS
(Assumes $100 investment on 3/28/00)
120
100
80
60
40
20
0
Dollars
3/28/2000
12/29/2000
12/31/2001
Allos Therapeutics, Inc.
Nasdaq Biotechnology
Nasdaq Composite


| Total Return Analysis | 3/28/2000 | 12/29/2000 | 12/31/2001 |
|---|---|---|---|
| Allos Therapeutics, Inc. | $100.00 | $62.02 | $53.39 |
| Nasdaq Biotechnology | $100.00 | $93.73 | $78.54 |
| Nasdaq Composite | $100.00 | $51.11 | $40.35 |

[3] This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

## CERTAIN TRANSACTIONS

On September 24, 2001, the Company entered into a consulting agreement with Dr. Gerber, pursuant to which Dr. Gerber is required to provide consulting services as requested from time to time by the Company's executive officers. Dr. Gerber will receive $2,500 per day for the time he spends actually providing consulting services. The consulting agreement is for a term of one year from September 24, 2001, unless terminated earlier pursuant to its terms.

On January 18, 2002, in connection with Mr. Hart's appointment to President, Chief Executive Officer and Secretary, the Company granted Mr. Hart stock options to purchase 250,000 shares of Common Stock of the Company at 85% of the fair market value of the Common Stock, based on the closing price reported on the Nasdaq National Market on the date prior to the date of grant, or $5.14 per share. The Board of Directors approved this exercise price based on the increase in the fair market value of the Common Stock from the date an agreement was reached to grant Mr. Hart the stock options in connection with his appointment as President, Chief Executive Officer and Secretary, and the date the stock options were actually granted.

The Company has entered into agreements to indemnify its directors and executive officers which provide, among other things, that the Company will indemnify such executive officer or director for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding by reason of such person's position as a director, officer, employee, agent or fiduciary of the Company, any subsidiary of the Company or any other company or enterprise to which such executive officer or director serves at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

## Other Matters

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Michael E. Hart

Michael E. Hart
President, Chief Executive Officer and Secretary

March 20, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

_X_ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2001.

_____ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the transition period from __________ to ________.

Commission File Number
**000-29815**

**Allos Therapeutics, Inc.**
(Exact name of Registrant as specified in its charter)

**Delaware**
(State or other jurisdiction of incorporation or organization)

**54-1655029**
(I.R.S. Employer Identification No.)

**11080 CirclePoint Road, Suite 200**
**Westminster, Colorado 80020**
**(303) 426-6262**
(Address, including zip code, and telephone number, including area code, of principal executive offices)

**7000 N. Broadway, Suite 400**
**Denver, Colorado 80021**
**(303)-426-6262**
(Former Name or Former Address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
**Common Stock $.001 Par Value**
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

As of February 22, 2002, there were 23,140,197 shares of the Registrant's common stock outstanding and the aggregate market value of such shares held by nonaffiliates of the Registrant (based upon the closing sale price of such shares on the Nasdaq National Market on February 22, 2002) was approximately $72,610,617. Shares of the Registrant's common stock held by each officer and director and by each person who owns 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for the 2002 Annual Meeting of Stockholders are incorporated by reference into Part III of this report on Form 10-K to the extent stated therein.

Certain exhibits filed with the Registrant's Registration Statement on Form S-1 (File No. 333-95439), Annual Report on Form 10-K (File No. 000-29815), Registration Statement Form S-8 (File No. 333-60430), Quarterly Report on Form 10-Q (File No. 000-29815) and Registration Statement on Form S-8 (File No. 333-38696) are incorporated by reference into Part IV of this report on Form 10-K.

## TABLE OF CONTENTS

## PART I

*Unless the context requires otherwise, references in this report to "Allos," the "Company," "we," "us," and "our" refer to Allos Therapeutics, Inc.*

*This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements concerning our plans to continue development of our current product candidates; conduct clinical trials with respect to our product candidates; seek regulatory approvals; address certain markets; engage third-party manufacturers to supply our clinical trial and commercial requirements; hire sales and marketing personnel; and evaluate additional product candidates for subsequent clinical and commercial development. In some cases, these statements may be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements involve known and unknown risks and uncertainties that may cause our or our industry's results, levels of activity, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, those discussed under the captions "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements not specifically described above also may be found in these and other sections of this report.*

## ITEM 1. BUSINESS

### Overview

We are a biopharmaceutical company focused on developing and commercializing innovative small molecule drugs for improving cancer treatments. Small molecule drugs, in general, are non-protein products produced by chemical synthesis rather than biologic methods. Our lead compound, RSR13 (generic name: efaproxiril sodium), is a synthetic small molecule that increases the release of oxygen from hemoglobin, the oxygen-carrying protein contained within red blood cells. The presence of oxygen in tumors is an essential element for the effectiveness of radiation therapy and some chemotherapy agents in the treatment of cancer. By increasing tumor oxygenation, RSR13 has the potential to enhance the efficacy of standard radiation therapy and certain chemotherapeutic drugs. Unlike chemotherapeutics or other radiosensitizers, RSR13 does not have to cross the blood brain barrier and enter the tumor for efficacy. We believe RSR13 can be used to improve existing cancer treatments and treat many diseases and clinical conditions attributed to or aggravated by oxygen deprivation. Deprivation of oxygen in the body is called hypoxia.

We have demonstrated in Phase II clinical trials that RSR13 significantly improves the efficacy of radiation therapy for treating brain metastases, or tumors that have spread to the brain, glioblastoma multiforme, or GBM, a highly aggressive form of primary brain cancer, and non-small cell lung cancer, or NSCLC. We are presently conducting a pivotal Phase III trial of RSR13 for the treatment of brain metasteses. We believe that this trial, if positive, will serve as the basis for seeking marketing approval for RSR13 from the FDA for this indication. In November 2001, we announced median survival results from a Phase II clinical trial evaluating the use of RSR13 in patients with locally advanced, inoperable NSCLC receiving radiation therapy following induction chemotherapy. We believe RSR13 could have application in many other tumor types and clinical situations requiring radiation therapy, such as, cervical, pancreatic, esophageal and head and neck cancers.

Our Business Strategies for Growth:

The key elements of our business strategy include:

- *Focusing on developing and commercializing RSR13 to address the large markets for the treatment of cancer.* We are currently focusing our efforts on the radiation sensitizer market and commercializing RSR13 for the treatment of several tumor types.

- *Expanding our oncology pipeline through in-licensing or acquiring complementary products.* We will continue to evaluate early-stage compounds that enhance our oncology portfolio with the intent to build a pipeline of compounds for development and commercialization.

- *Extending the RSR13 product line to other indications outside oncology through collaborations.* We believe RSR13 can be used to treat many other diseases and clinical conditions. We are seeking corporate partners to jointly develop RSR13 for treating the hypoxic effects of acute blood loss and decreased blood flow encountered in surgical procedures and also for improving the effectiveness of treatments for cardiovascular disease and stroke.

We were incorporated under the laws of the Commonwealth of Virginia in September 1992 as Hemotech Sciences, Inc. In 1994, we relocated to Denver, Colorado. We reincorporated in Delaware as Allos Therapeutics, Inc. in October 1996. In September 2001, we moved to Westminster, Colorado, a suburb of Denver. Our current mailing address is 11080 CirclePoint Road, Westminster, Colorado 80020.

Scientific Background

Oxygen is indispensable to all human tissues. It is transported through the body by hemoglobin, a protein contained within red blood cells, and is consumed in the production of energy for sustaining life. Each hemoglobin protein can bind up to four molecules of oxygen. After picking up oxygen in the lungs and circulating to various tissues in the body, each hemoglobin protein, on average, releases one of its four oxygen molecules and retains the other three in reserve. Thus, approximately 75% of the oxygen carried by hemoglobin represents an untapped reservoir of oxygen potentially available to the body. When hemoglobin returns to the lungs, it replenishes its store of oxygen for its next round trip through the body.

Although oxygen is ordinarily vital for life, in some instances, energized forms of oxygen, called oxygen radicals, can be toxic to cells. For example, during radiation therapy for a cancerous tumor, radiation-induced oxygen radicals contribute to the death of cells in the tumor. Therapies that increase oxygen levels in tumors at the time of radiation can therefore enhance the cytotoxicity of radiation therapy.

Malignant tumors often have a poorly regulated blood supply caused by the disorganized growth of new blood vessels into the tumor. This, in addition to the rapid cell growth of malignant tumors, leads to the formation of hypoxic regions within the tumor, a phenomenon known as tumor hypoxia. Research shows that hypoxic regions within malignant tumors are substantially more resistant to cell damage from radiation than oxygenated regions. Even small hypoxic regions in a tumor may affect the overall response to radiation therapy and increase the number of surviving tumor cells. Tumor cells that survive radiation therapy can become resistant to therapy, and can cause the tumor to recur in the same location and metastasize to distant sites, causing continued illness and death.

Tissue hypoxia is also a factor in many other diseases and clinical conditions. For example, during cardiac and other types of surgery, tissue hypoxia can occur from decreased oxygen carrying capacity caused by acute blood loss or decreased blood flow to major organs, such as the brain, heart, liver and kidneys. In addition, hypoxia caused by the acute blockage of a major blood vessel can lead to conditions that cause significant morbidity and mortality, such as acute angina, or chest pain caused by decreased blood flow to the heart, myocardial infarction, or heart attack, and stroke.

The body has developed certain natural responses to mitigate or reverse the damage of some forms of hypoxia. For example, when the body is suddenly subjected to acute hypoxia, such as during acute blood loss, several highly predictable responses occur. Initially, the body increases the rate of breathing to more fully oxygenate the blood as it passes through the lungs. The body also attempts to improve blood flow by increasing the rate and force of cardiac contractions. Subsequently, the red blood cells produce increased amounts of 2,3-diphosphoglycerate, or 2,3-DPG a naturally occurring small molecule that chemically decreases the oxygen binding affinity of hemoglobin. 2,3-DPG essentially taps into hemoglobin's oxygen reservoir, and increases the average unloading of oxygen from hemoglobin from 25% to approximately 35%. Finally, over the next several weeks to months, the body produces a natural hormone known as erythropoetin to stimulate production of new red blood cells.

Although production of 2,3-DPG is effective as a natural response mechanism, it is not a viable candidate for therapeutic applications. 2,3-DPG is produced inside the red blood cells and cannot by itself penetrate the red blood cell membrane if medically administered to a patient. As a result, therapeutic administration of 2,3-DPG cannot be used to oxygenate cancerous tumors to enhance the effectiveness of radiation therapy. In addition, the natural increase of 2,3-DPG levels during acute hypoxic episodes takes several hours to days to reach a peak effect. 2,3-DPG, therefore, is not effective in treating or preventing acute hypoxic conditions associated with surgical blood loss or cardiovascular disease, conditions that require an immediate response.

### The Allos Solution

In traditional approaches to drug development, a small molecule drug is used to bind to the active site of a protein to modify the protein's function. In some cases, the drug activates, and in others it inhibits, the protein's function.

In contrast to traditional approaches, our core technology is based on using small molecules to modify a protein's function by altering the protein's three-dimensional structure. This is called allosteric modification. In allosteric modification, a small molecule drug alters a protein's three-dimensional structure by binding to the protein at a site different from the protein's active site. This change in conformational structure affects the binding affinity of the protein for the molecules that normally bind to its active site. The ability of a drug to increase or decrease this affinity can have important clinical implications. For example, an allosteric modifier that decreases the oxygen-binding affinity of hemoglobin, and thereby stimulates the release of oxygen into tissues, can be used to mitigate the adverse effects of many forms of tissue hypoxia.

*RSR13*

Our lead product candidate, RSR13, is designed to mitigate the effects of tissue hypoxia. RSR13 has been administered safely to over 500 patients in 14 studies, most of whom were cancer patients receiving concurrent radiation therapy. We have completed six clinical trials of RSR13 in patients receiving radiation therapy and have shown that RSR13 is generally well tolerated and has an acceptable safety profile for use in cancer patients.

RSR13 has a well-defined mechanism of action and is the first synthetic drug to emulate and amplify the action of 2,3-DPG, the naturally occurring allosteric modifier of hemoglobin. Like 2,3-DPG, RSR13 binds to hemoglobin away from the hemoglobin's oxygen-binding site and increases the unloading of oxygen from hemoglobin, thus increasing the amount of oxygen deliverable to hypoxic tissues. RSR13 has several distinguishing characteristics from 2,3-DPG that make it particularly well suited for therapeutic applications:

- RSR13 is able to cross the red blood cell membrane when medically administered to a patient;
- RSR13 has an immediate onset of action;
- on average, RSR13 increases the normal 25% unloading of oxygen from hemoglobin to an estimated 50% by increasing oxygen release from the large reservoir of unused hemoglobin-bound oxygen in the blood; and
- RSR13 remains in the bloodstream while oxygen naturally diffuses into the surrounding tissue.

By emulating and amplifying the body's natural response to acute hypoxia, RSR13 has the potential for treating a wide variety of diseases and clinical conditions caused by tissue hypoxia. We believe that increasing oxygen levels in hypoxic tumors can enhance the effects of radiation therapy. In addition, we believe RSR13 could also be used to prevent complications associated with tissue hypoxia that frequently occur during or after surgery. In the cardiovascular area, we believe RSR13 can be used to help treat acute angina, myocardial infarction and stroke, among other conditions.

## Products Under Development

We currently retain exclusive, worldwide commercial rights for all of our product candidates for all target indications. The table below summarizes our current product candidates, their target indications and clinical program status.

| Product Candidate | Target Indication | Clinical Program Status |
|---|---|---|
| **RSR13** | | |
| Radiation Enhancer | Brain metastases | Phase III |
| | Non-small cell lung cancer | Phase II complete |
| | Glioblastoma multiforme | Phase II complete |
| | Cervical cancer | Phase I/II |
| | Other cancer types | Phase II's planned |
| Chemotherapy Enhancer | Recurrent glioblastoma multiforme | Phase Ib/II |
| Surgical Hypoxia | Cardiopulmonary bypass surgery | Phase II |
| Cardiovascular Disease | Angina | Phase I complete |
| | Myocardial infarction | Preclinical |
| | Stroke | Preclinical |
| **RSR46** | Acute hypoxia | Preclinical |
| **JP7** | Acute hypoxia | Preclinical |
| **Pyruvate Kinase Inhibitors** | Chronic hypoxia | Research |

*RSR13 for Treating Cancer*

The worldwide oncology drug market was estimated at $19.4 billion in 2000. Despite the enormous effort undertaken by the pharmaceutical industry to develop oncology products, cancer remains the second-leading cause of death in the United States and remains a largely unmet medical need. Over 1.2 million new cases of cancer are diagnosed each year in the United States, and approximately 565,000 patients die each year of cancer.

The appropriate cancer therapy for each patient depends on the cancer type and careful assessment of the size, location and extent to which the tumor has spread. Therapy typically includes some combination of surgery, radiation therapy or chemotherapy. Radiation therapy is used to cure certain cancers, to control local tumor invasion and thus prolong life, and to treat symptomatic problems in patients who are expected to die of their cancer. Chemotherapy is used to cure certain cancers or prolong life in some patients with malignant tumors.

*RSR13 as a Radiation Enhancer.*

Radiation therapy is the principal non-surgical means of treating malignant tumors in patients with cancer. Each year in the United States, approximately 50% of all newly diagnosed cancer patients, or 600,000 patients, receive radiation therapy as part of their primary treatment, in addition to 150,000 patients who receive radiation therapy for persistent or recurrent cancer. The 750,000 cancer patients who receive radiation therapy annually are approximately twice the number of cancer patients who are treated with chemotherapy. A course of radiation therapy can cost between $10,000 and $20,000 depending on the complexity and duration of treatment. Although radiation therapy can be effective in treating certain types of cancer, an unmet medical need exists for products to increase the effectiveness of radiation therapy.

RSR13 is administered by a 30-minute intravenous infusion through a central venous catheter commencing approximately one hour before scheduled radiation therapy. Patients are also given supplemental oxygen, like that commonly administered to individuals with chronic lung disease, to fully saturate hemoglobin and increase the therapeutic potential of RSR13. RSR13 has an immediate onset of action after administration and has a duration of action of several hours.

Unlike existing drugs and other attempts to enhance the effects of radiation therapy, the radioenhancement effect of RSR13 is not dependent on its direct diffusion into the cancerous tumor. Instead, the beneficial effects of RSR13 are the result of causing increased amounts of oxygen release from blood flowing through the tumor. It is the oxygen, and not the drug, which diffuses across the cancer cell membranes to oxygenate the tumors. This is particularly important in the case of primary or metastatic brain tumors, where the blood brain barrier acts to exclude or impede the entry of most chemical agents into the brain tissue. The fact that RSR13 does not have to actually enter the cancer cell to increase radiosensitivity is an important difference between RSR13 and other pharmacologic attempts to improve the efficacy of radiation therapy.

We have completed six clinical trials of RSR13 in patients receiving radiation therapy and have shown that RSR13 is generally well tolerated and has an acceptable safety profile for use in cancer patients. The most common side effects of RSR13 in cancer patients are dose and frequency related. These side effects include low hemoglobin oxygen saturation (which is readily treated with supplemental oxygen like that used in patients with chronic lung disease), reversible kidney dysfunction (typically in patients who are also taking blood pressure medications or common anti-inflammatory drugs), allergic rash and other symptoms often seen in cancer patients receiving radiation therapy, such as headache, nausea and vomiting.

*RSR13 in the Treatment of Brain Metastases*

We intend to seek FDA approval of RSR13 first for the treatment of patients who are receiving radiation therapy for brain metastases. This condition occurs in approximately one out of five cancer patients, most often in patients with lung or breast cancer. Radiation therapy for treatment of brain metastases is administered to approximately 170,000 patients per year in the United States and is intended to prevent or reduce complications and increase survival. The median survival of all patients with brain metastases is about four months and can vary depending on various clinical factors such as age, general health, whether the primary cancer is controlled, and the extent of cancer metastases to other regions in the body. Approximately 30% to 50% of patients with brain metastases will die from disease progression in the brain, and the remainder will die from disease progression in other regions in the body.

We previously completed a 20-patient Phase Ib safety study in patients receiving RSR13 in combination with radiation therapy that suggested a potential role for RSR13 in treating patients with brain metastases. Based on this study, we completed a 69-patient, multi-center, open-label, Phase II clinical trial to evaluate the efficacy and safety of RSR13 in cancer patients receiving standard radiation therapy for treatment of brain metastases. The primary efficacy endpoint of this study was survival compared to historical data using the Brain Metastases Database, or BMD, maintained by the Radiation Therapy Oncology Group, or RTOG, of the American College of Radiology. The study results showed that RSR13-treated patients demonstrated overall median survival time of 6.4 months compared to 4.1 months for the BMD control group, representing a statistically significant improvement in median survival of 56%. In addition, the RSR13-treated group had one-year survival rates of 23%, compared to the one-year survival rate of 15% for the BMD control group. In patients where the cause of death was determined, death due to tumor progression in the brain was seen in only 12% of the RSR13-treated patients compared to 37% of the BMD control group. When case-match analysis was performed using patients in the BMD that most closely paralleled the RSR13-treated patients, the median survival time of RSR13 treated patients was increased by 115% and one-year survival rates were increased to 24%, compared to 8% for the BMD control group.

Based on this positive Phase II data, we received concurrence from the FDA to proceed with a Phase III trial of RSR13 in patients with brain metastases. In February 2000, we commenced an international, pivotal, Phase III, randomized study called R.E.A.C.H. (Radiation Enhancing Allosteric Compound for Hypoxic brain metastases) evaluating the safety and efficacy of RSR13 used in combination with whole brain radiation therapy in treating patients with metastatic brain cancer. Patients are randomly assigned to treatment with either standard whole brain radiation therapy or treatment with standard whole brain radiation therapy plus RSR13. The primary efficacy endpoint is survival. The secondary endpoints are time to tumor progression in the brain, response rate in the brain, cause of death and quality of life. Under the trial protocol, a 35% improvement in median survival will be considered as satisfying the primary endpoint of the trial, and may provide the basis for marketing approval of RSR13. In May 2001, we amended the protocol to increase the number of patients enrolled in this pivotal study in order to conduct an appropriately powered subgroup analysis of patients primarily with breast and non-small cell lung tumors. Recruitment of 501 patients is currently underway at over 70 sites worldwide. We expect enrollment to be completed during the second half of 2002.

If the Phase III trial is positive, we will file a new drug application with the FDA to obtain marketing approval for RSR13 for the treatment of patients who are receiving radiation therapy for brain metastases. In October 2000, the FDA designated RSR13 a Fast Track Product for the treatment of brain metastases. Designation as a Fast Track Product, under the FDA Modernization Act of 1997, means that the FDA will facilitate the development and expedite the review of a drug if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

*RSR13 in the Treatment of NSCLC*

NSCLC is the most common type of lung cancer and occurs in approximately 169,500 patients per year in the United States. NSCLC accounts for almost 80% of lung cancer cases. We are currently evaluating RSR13 as a radiation enhancer for the treatment of patients with locally advanced, inoperable NSCLC, also known as Stage III NSCLC. Radiation therapy for treatment of Stage III NSCLC is administered to approximately 60,000 patients per year in the United States and is intended to prevent or reduce complications and control local tumor growth in the chest. The median survival time of patients with Stage III NSCLC is approximately nine to twelve months. In addition to patients with Stage III NSCLC, we believe RSR13 could also be used to treat approximately 70,000 patients with other stages of NSCLC who are treated with radiation therapy each year in the United States.

At the May 2001 Annual Meeting of the American Society of Clinical Oncology (ASCO), we presented positive results from a 52-patient, open-label, multi-center, Phase II clinical trial of induction chemotherapy followed by chest radiation therapy in combination with RSR13 for stage IIIA/IIIB NSCLC. Analyzing the data from 47 evaluable patients receiving RSR13 plus radiation therapy demonstrated an overall response rate of 89%, with 80% partial responses and 9% complete responses. The objectives of this study were to evaluate overall survival, progression-free interval in the chest, complete and partial response rates in the chest (radiation portal) and time-to-disease progression outside of the radiation portal. The patients received two courses of induction paclitaxel and carboplatin chemotherapy followed by daily RSR13 combined with chest radiation therapy for 32 doses. In November 2001, we presented updated positive response rate and survival results for this trial at the 43rd Annual Meeting of the American Society for Therapeutic Radiology and Oncology (ASTRO). The updated results showed a median survival rate of 20.6 months, 1-year survival rate of 68 percent and an estimated 2-year survival rate of 43 percent. Median time to first progression was 9.9 months. Median tumor progression free survival time in the radiation portal was 24.8 months while median progression free survival time outside the portal was 11.3 months. We are currently evaluating initiation of a Phase III clinical study of RSR13 in patients with Stage III NSCLC.

*RSR13 in the Treatment of GBM*

GBM is a deadly form of primary brain cancer. This condition occurs in approximately 11,000 patients per year in the United States. The median survival time of patients with GBM is approximately nine to ten months. Radiation therapy is administered to most patients with GBM and is intended to prevent or reduce complications and improve survival time.

We have collaborated with the National Cancer Institute, or NCI, sponsored New Approaches to Brain Tumor Therapy, or NABTT, Consortium to complete Phase Ib and Phase II clinical trials of RSR13 in patients with GBM. Based on a 19-patient Phase Ib study, which showed RSR13 was safe and well tolerated, the NABTT consortium conducted a 50-patient, multi-center, Phase II efficacy and safety study of RSR13 combined with a standard six-week course of cranial radiation therapy in newly diagnosed GBM patients. The primary efficacy endpoint of the study was survival time. The Phase II study showed that RSR13-treated patients demonstrated overall survival time of 12.3 months compared to 9.7 months for the NABTT historical control group. The survival rate of RSR13-treated patients at 6 months, 12 months and 18 months were 86%, 54% and 22.2% versus 72.3%, 34.7% and 6.2% for the NABTT control group. With a median follow-up time of 17.6 months, there was a very significant 258% improvement in 18-month survival. Based on these positive survival results, the NABTT consortium has recommended that a Phase III trial be conducted with RSR13 in patients with newly diagnosed GBM.

We have also completed a 67-patient, multi-center, Phase II companion trial of RSR13 and cranial radiation therapy in newly diagnosed GBM patients. The trial was comparable in design and methods to the NABTT Phase II trial. Per protocol, the survival results were compared to historical data using the RTOG GBM database instead of the NABTT database. The RTOG GBM database consists primarily of older RTOG studies of patients who, for 75% of them, had received treatment with aggressive BCNU (carmustine) chemotherapy in addition to cranial radiation therapy, early in the course of treatment. Treatment with BCNU is considered efficacious and is a FDA approved therapy for the treatment of malignant glioma (high-grade brain cancer, including GBM). BCNU therapy is an independent prognostic factor for survival in the RTOG GBM database.

When compared to the RTOG GBM database, including BCNU treated patients, the RSR13-treated patients demonstrated comparable overall survival. When compared to a subset of patients from the RTOG GBM database that had not received aggressive BCNU therapy, the RSR13-treated patients demonstrated a 29% improvement in median survival. However, this result was not statistically significant. The magnitude of survival improvement was quite comparable to that observed in the statistically significant 50-patient NABTT sponsored study. Additional follow-up is ongoing prior to final analysis.

We have concurrence from the FDA to proceed with a Phase III trial of RSR13 in patients receiving radiation therapy for the treatment of GBM and are evaluating initiation of this trial.

*RSR13 in the Treatment of Other Cancers*

We believe that RSR13 eventually could be used in many other tumor types and clinical situations requiring radiation therapy, such as pediatric brain, head and neck, uterine cervix, prostate, rectal and breast cancers. We have been asked by NCI-sponsored consortia to consider collaborating on Phase I/II clinical trials in pediatric brain cancer. Similarly, various United States and Canadian consortia have proposed conducting Phase II trials in head and neck and uterine cervix cancers. We anticipate conducting one or more of these Phase II trials in the future.

*RSR13 as a Chemotherapy Enhancer*

Chemotherapy is administered to more than 350,000 cancer patients each year in the United States. Depending on the complexity and duration of treatment, a course of chemotherapy can cost between $6,000 and $10,000. As with radiation therapy, certain types of chemotherapy drugs require the presence of oxygen for optimal cytotoxic effects on cancer cells. Thus, stimulating oxygen release from hemoglobin to hypoxic tumor tissue, by the administration of RSR13, may also enhance the beneficial effects of certain types of chemotherapy.

We have conducted preclinical studies with RSR13 as a chemotherapy enhancer for use in conjunction with certain chemotherapy agents. Our preclinical studies suggest that RSR13 increases the activity of certain chemotherapy agents in animal tumor models and enhances tumor response. We believe this effect may be related to increasing the oxygen level in the tumors and enhancing the effect of specific chemotherapy agents.

In December 2000, we initiated a Phase I/II study evaluating the safety and efficacy of RSR13 administered with BCNU (carmustine) chemotherapy for the treatment of recurrent malignant glioma, a type of primary brain cancer. This study is an ongoing, nonrandomized, open-label, multi-center study of escalating doses of RSR13 given with a fixed dose of BCNU to patients with recurring glioma. The study is being conducted by the NCI-sponsored NABTT Consortium. This group previously completed two positive clinical studies of RSR13 combined with whole brain radiation therapy for the treatment of newly diagnosed GBM.

*RSR13 for Treating Surgical Hypoxia*

Each year in the United States, approximately 600,000 people undergo cardiopulmonary bypass surgery, or CPB, and approximately seven million patients who have significant cardiovascular risk factors undergo non-cardiac surgery. Over one million of these patients experience cardiovascular complications that frequently result in death or permanent disability. In patients undergoing non-cardiac surgery who have chronic medical conditions, such as coronary artery disease, diabetes and hypertension, complications resulting from tissue hypoxia can be as high as 20%. By inducing hemoglobin to release a greater amount of oxygen during surgery, we believe RSR13 can help mitigate tissue hypoxia resulting from decreased oxygen carrying capacity, decreased blood flow, and, in the case of CPB, decreased body temperature.

Based on preclinical studies of RSR13 in CPB and a successful Phase Ib study in elective surgery patients, we conducted a randomized 30-patient Phase II clinical trial of RSR13 in patients undergoing CPB for first time coronary artery bypass grafting. This study demonstrated that RSR13 can be safely given during CPB and provided preliminary evidence of a protective effect on heart function. Although the patients undergoing this surgery were generally healthy beyond having coronary artery disease, myocardial protective effects from RSR13 were still observed. There was also a trend toward a lower blood transfusion requirement in the RSR13-treated group.

Based on the results of the Phase Ib general surgery study and the Phase II CPB study, an additional randomized 164-patient Phase II study was initiated. The purpose of this trial was to assess the ability of RSR13 treatment to decrease the morbidity and mortality associated with heart and brain hypoxia in patients with moderate to high risk factors undergoing CPB. This study was terminated when it was determined in an interim safety analysis of 62 patients, 32 of whom received RSR13 and 30 of whom received placebo, that there was a significant imbalance of patients with high risk factors in the RSR13-treated group compared to the placebo group. Based on these findings, we are considering conducting a new Phase II trial designed to better account for stratification of risk factors in the treatment groups and would perform this study in conjunction with a corporate partner.

*RSR13 for Treating Cardiovascular Disease and Stroke*

There are approximately 1.7 million hospitalizations per year in the United States for acute coronary syndrome, which includes unstable angina and myocardial infarction. We believe that RSR13 could play a major role in the treatment of patients with acute coronary syndrome. We currently anticipate clinical development for this indication would be in cooperation with a corporate partner.

We have demonstrated that increasing oxygen release from hemoglobin with RSR13 results in a significant decrease in myocardial hypoxia experienced in animals during reduced coronary artery blood flow. We have also shown that treatment with RSR13 results in a decrease in the release of a biochemical marker associated with heart damage in animal models of myocardial infarction. Based on these findings, an initial Phase Ib safety study was performed on 24 patients with chronic angina taking multiple medications for treatment of their heart disease. This study demonstrated that RSR13 was safe and well tolerated in this patient population. In addition, a 10-patient Phase II clinical trial has been completed to determine if RSR13 can improve the exercise tolerance of patients with coronary artery disease. We are currently evaluating the results of this trial.

Additionally, our preclinical studies have demonstrated that RSR13 may play a beneficial role in the treatment of stroke.

*Other Synthetic Allosteric Modifiers*

We have evaluated over 250 other synthetic allosteric modifiers of hemoglobin, which are analogues of RSR13. Two of these analogues, RSR46 and JP7, are second-generation molecules to RSR13, and, based on preliminary animal studies, are potential candidates for clinical development. In addition, through our research collaborations, we have expanded our drug discovery efforts on the development of synthetic allosteric modifiers for targets of therapeutic interest other than hemoglobin. One such target is red blood cell pyruvate kinase, an enzyme central to the control of red blood cell 2,3-DPG metabolism. Red blood cell pyruvate kinase is an allosteric protein that is structurally very similar to hemoglobin. Increasing red blood cell 2,3-DPG levels by inhibiting red blood cell pyruvate kinase may lead to the development of orally administered products for chronic hypoxic indications, such as peripheral vascular disease, chronic angina and congestive heart failure.

## Manufacturing

We have entered into arrangements with two third-party manufacturers for the supply of RSR13 bulk drug substance and formulated drug product, respectively. This enables us to focus on our clinical development strengths, minimize fixed costs and capital expenditures, and gain access to advanced manufacturing process capabilities and expertise.

Hovione Group, our supplier of RSR13 sodium salt, the bulk drug substance, operates under current Good Manufacturing Practices using cost-effective and readily available materials and reliable processes. Under the terms of our contract, Hovione is committed to manufacture sufficient quantities to support commercial scale manufacturing for the foreseeable future. Hovione is currently manufacturing RSR13 sodium salt in commercial-scale batches.

Pursuant to our agreement, Hovione will manufacture and deliver quantities of the bulk drug substance as determined by us for both pre-commercialization and post-commercialization phases of production. Prior to commercialization, Hovione has agreed to complete several objectives, including: process scale-up and validation, manufacture and delivery of independent validation batches, which demonstrate successful validation, and successful characterization and delivery of samples of final bulk drug substance. Process validation for the bulk drug was completed in 2001. All bulk drug substance batches must meet certain performance criteria and Hovione has assured us an uninterrupted supply of the bulk drug substance. We have the exclusive right to sublicense inventions, process improvements and analytical methods developed under this agreement in return for certain payments to Hovione.

After manufacture, RSR13 sodium salt is formulated under contract for us into the drug product under current Good Manufacturing Practice guidelines by Akorn, Inc. (formerly known as Taylor Pharmaceuticals, Inc.), a company that specializes in the manufacture of sterile injectable products. Under our contract with Akorn, Akorn has agreed to manufacture stability batches, clinical batches and placebo, and support full release and stability testing. In 2001, the required exhibit batches were manufactured and stability testing has begun. We anticipate that Akorn will be able to provide sufficient drug product to complete our ongoing and currently planned clinical trials and early commercial needs.

We are in the process of establishing a manufacturing agreement with an additional supplier of RSR13 bulk drug substance. We may establish manufacturing agreements with other parties for additional commercial scale manufacturing of RSR13 bulk drug substance and formulated drug product. In January 2002, we signed a term sheet for manufacturing and supply of bulk drug substance for clinical and commercial use.

**Sales and Marketing**

We intend to market RSR13 directly to the approximately 9,400 radiation therapists and medical oncologists in the United States through a specialty sales force. We expect to begin hiring this sales force around the time we submit a New Drug Application to the FDA for the use of RSR13 in an oncology indication.

To penetrate the non-oncology markets in North America, and all markets outside North America, we will seek to develop relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces. We expect these relationships will help us achieve our sales objectives for RSR13 in these markets while allowing us to focus on the oncology market in the United States.

**Government Regulation**

*FDA Regulation and Product Approval*

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our product candidates.

The process required by the FDA before our product candidates may be marketed in the United States generally involves the following:

- preclinical laboratory and animal tests;
- submission to the FDA of an Investigational New Drug, or IND, application which must become effective before clinical trials may begin;
- adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed pharmaceutical in our intended use; and
- submission to the FDA of a New Drug Application, or NDA, that must be approved.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all.

Preclinical tests include laboratory evaluation of the product candidate, its chemistry, formulation and stability, as well as animal studies to assess its potential safety and efficacy. We then submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND application, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after the FDA acknowledges that the filing is complete, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Further, an independent Institutional Review Board at each medical center proposing to conduct the clinical trials must review and approve any clinical study.

Human clinical trials are typically conducted in three sequential phases, which may overlap:

- PHASE I: The drug is initially administered into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

- PHASE II: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

- PHASE III: When Phase II evaluations demonstrate that a dosage range of the drug is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

In the case of product candidates for severe or life-threatening diseases such as cancer, the initial human testing is often conducted in patients rather than in healthy volunteers. Since these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials and thus these trials are frequently referred to as Phase Ib trials.

We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or the Institutional Review Boards or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of a NDA for approval of the marketing and commercial shipment of the product candidate. The FDA may deny a NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if such data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products, which have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

In November 1997, the Food and Drug Administration Modernization Act was signed into law. That act codified the FDA's policy of granting "Fast Track" approval for cancer therapies and other therapies intended to treat severe or life-threatening diseases. Previously, the FDA approved cancer therapies primarily based on patient survival rates and/or data on improved quality of life. This new policy is intended to facilitate the study of cancer therapies and shorten the total time for marketing approvals; however, it is too early to tell what effect, if any, these provisions may actually have on product approvals. In November 2000, we announced that the FDA had designated RSR13 a Fast Track Product for the treatment of brain metastases.

Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product candidate. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities.

We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our product candidates on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business. Marketing our product candidates abroad will require similar regulatory approvals and is subject to similar risks. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with current Good Manufacturing Practices, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the current Good Manufacturing Practices and other FDA regulatory requirements.

The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. Under the Modernization Act of 1997, the FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements.

We and our product candidates are also subject to a variety of state laws and regulations in those states or localities where they are or will be marketed. Any applicable state or local regulations may hinder our ability to market our product candidates in those states or localities.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the United States and in foreign markets could result in new government regulations, which could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation, which might arise from future legislative or administrative action, either in the United States or abroad.

*Foreign Regulation and Product Approval*

Outside the United States, our ability to market a product candidate is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community, or EC, registration procedures are available to companies wishing to market a product in more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficiency has been presented, a marketing authorization will be granted. This foreign regulatory approval process involves all of the risks associated with FDA clearance discussed above.

*Other Regulations*

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

## Intellectual Property

We believe that patent protection and trade secret protection are important to our business and that our future success will depend, in part, on our ability to maintain our technology licenses, maintain trade secret protection, obtain patents and operate without infringing the proprietary rights of others both in the United States and abroad. We believe that obtaining patents in countries other than the United States may, in some cases, be more difficult than obtaining United States patents because of differences in patent laws. In addition, the protection provided by non-U.S. patents may be weaker than that provided by United States patents.

Under a 1994 agreement with the Center for Innovative Technology, or CIT, we have obtained exclusive worldwide rights to 16 United States patents, a European patent which has been validated in the United Kingdom, France, Italy, and Germany, two pending patent applications which have been approved in Canada, two pending patent applications which have been approved in Japan, and one pending patent application in Europe. Pursuant to this agreement, we have agreed to sponsor research at Virginia Commonwealth University, or VCU, relating to allosteric hemoglobin modifier compounds, and are entitled to an exclusive worldwide license of any technology developed in connection with such research. We will be required to pay a quarterly royalty based on percentages, as defined in the agreement, of either net revenues arising from sales of products produced in Virginia or net revenues from sales of products produced outside Virginia. This agreement was assigned by CIT to the Virginia Commonwealth University Intellectual Property Foundation, or VCUIPF, in 1997. Under the agreement, we have the right to grant sublicenses, for which we must also pay royalties to VCUIPF for products produced by the sublicensees. VCUIPF has the primary responsibility to file, prosecute, and maintain intellectual property protection, but we have agreed to reimburse costs incurred by VCUIPF after July 1, 1993 related to obtaining and maintaining intellectual property protection. Also, pursuant to the agreement, we will pay VCUIPF a running royalty of 1.25% of our worldwide net revenue arising from the sale, lease or other commercialization of the allosteric hemoglobin modifier compounds. This agreement terminates on the date the last United States patent licensed to us under the agreement expires, which is October 2016.

The licensed patents, which expire at various times between February 2010 and October 2016, contain claims covering methods of allosterically modifying hemoglobin with RSR13 and other compounds, the site within hemoglobin where RSR13 binds, and certain clinical applications of RSR13 and other allosteric hemoglobin modifier compounds, including, among others:

- treating cancerous tumors;
- treating ischemia or oxygen deprivation;
- treating stroke or cerebral ischemia;
- treating surgical blood loss;
- performing cardiopulmonary bypass surgery; and
- treating hypoxia.

Under a separate agreement with VCUIPF, we have rights to acquire an exclusive worldwide license to any technology which is developed using research funding provided by us to VCU under a Sponsored Research Agreement. This agreement allows us to access a drug discovery presence without having to develop in-house research and development capabilities. We have the option to acquire a license for six months from the date any developed technology is disclosed to us. All that is required to exercise our option is to provide notification to VCUIPF, and to assume responsibility for all legal expenses for securing intellectual property protection for technology developed under the Sponsored Research Agreement. We have the exclusive right to sublicense any technology to third parties and affiliates. We are required to pay VCUIPF a running royalty on our worldwide net revenue arising from commercialization of the technology developed. We have exercised our option on one technology under this agreement which pertains to allosteric inhibitors and activators of red blood cell kinase. We may terminate this agreement without cause by giving VCUIPF ninety days written notice. VCUIPF may terminate this agreement upon certain payment and reporting breaches by us. Either party may terminate this agreement for certain uncured breaches.

In order to protect the confidentiality of our technology, including trade secrets and know-how and other proprietary technical and business information, we require all of our employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the use or disclosure of confidential information. The agreements also oblige our employees, consultants, advisors and collaborators to assign to us ideas, developments, discoveries and inventions made by such persons in connection with their work with us. We cannot be sure that these agreements will maintain confidentiality, will prevent disclosure, or will protect our proprietary information or intellectual property, or that others will not independently develop substantially equivalent proprietary information or intellectual property.

The pharmaceutical industry is highly competitive and patents have been applied for by, and issued to, other parties relating to products competitive with those being developed by us. Therefore, our product candidates may give rise to claims that they infringe the patents or proprietary rights of other parties now and in the future. Furthermore, to the extent that we, or our consultants or research collaborators, use intellectual property owned by others in work performed for us, disputes may also arise as to the rights in such intellectual property or in related or resulting know-how and inventions. An adverse claim could subject us to significant liabilities to such other parties and/or require disputed rights to be licensed from such other parties. A license required under any such patents or proprietary rights may not be available to us, or may not be available on acceptable terms. If we do not obtain such licenses, we may encounter delays in product market introductions, or may find that we are prevented from the development, manufacture or sale of products requiring such licenses. In addition, we could incur substantial costs in defending ourselves in legal proceedings instituted before the United States Patent and Trademark Office or in a suit brought against us by a private party based on such patents or proprietary rights, or in a suit by us asserting our patent or proprietary rights against another party, even if the outcome is not adverse to us.

### Competition

The pharmaceutical industry is characterized by rapidly evolving technology and intense competition. Many companies of all sizes, including a number of large pharmaceutical companies as well as several specialized biotechnology companies, are developing cancer drugs similar to ours. There are products on the market that will compete directly with the products that we are developing. In addition, colleges, universities, governmental agencies and other public and private research institutions will continue to conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect license fees, milestone payments and royalties in exchange for license rights to technologies that they have developed, some of which may directly compete with our technologies. These companies and institutions also compete with us in recruiting qualified scientific personnel. Many of our competitors have substantially greater financial, research and development, human and other resources than do we. Furthermore, large pharmaceutical companies have significantly more experience than we do in preclinical testing, human clinical trials and regulatory approval procedures.

Our competitors may:

- develop safer and more effective products;
- obtain patent protection or intellectual property rights that limit our ability to commercialize products; or
- commercialize products earlier than us.

We expect technology developments in our industry to continue to occur at a rapid pace. Commercial developments by our competitors may render some or all of our potential products obsolete or non-competitive, which would materially harm our business and financial condition.

### Human Resources

As of December 31, 2001, we had a total of 58 full-time employees and three part-time employees. Of those, 43 are engaged in research and development, preclinical and clinical testing, manufacturing and regulatory affairs. The remaining 18 are involved in marketing, finance, administration and operations. We believe that we have good relationships with our employees. We have never had a work stoppage, and none of our employees is represented under a collective bargaining agreement.

## RISK FACTORS

*Our business faces significant risks. These risks include those described below and may include additional risks of which we are not currently aware or which we currently do not believe are material. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. These risks should be read in conjunction with the other information set forth in this report.*

**We have a history of operating losses and an accumulated deficit, and we may not achieve or maintain revenue or profitability in the future.**

We have experienced operating losses since we began operations in 1994. As of December 31, 2001, we had an accumulated deficit of approximately $87 million. We expect to incur additional operating losses over the next several years and expect cumulative losses to increase substantially as our research and development, preclinical, clinical and manufacturing efforts expand. We have had no revenue to date. Our ability to achieve revenue and profitability is dependent on our ability, alone or with partners, to successfully complete the development of our product candidates, conduct clinical trials, obtain the necessary regulatory approvals, and manufacture and market our product candidates. We cannot assure you that we will achieve revenue or profitability.

**Our product candidates are in the early stages of development and may never be fully developed in a manner suitable for commercialization. If we do not develop commercially successful products, our ability to generate revenue will be limited.**

If we are unable to successfully commercialize our product candidates, we will be unable to generate any meaningful amounts of revenue and will incur continued losses. We may not be able to continue as a going concern if we are unable to generate meaningful amounts of revenue to support our operations or cannot otherwise raise the necessary funds to support our operations. We have no products that have received regulatory approval for commercial sale. All of our product candidates are in early stages of development, and significant research and development, financial resources and personnel will be required to develop commercially viable products and obtain regulatory approvals. Substantially all of our efforts and expenditures over the next few years will be devoted to RSR13. Accordingly, our future prospects are substantially dependent on favorable results from clinical trials utilizing RSR13. None of our product candidates, including RSR13, is expected to be commercially available until at least 2004.

***We cannot predict when or if we will obtain regulatory approval to commercialize our product candidates.***

A pharmaceutical product cannot be marketed in the United States or most other countries until it has completed a rigorous and extensive regulatory approval process. If we fail to obtain regulatory approval to market our product candidates, we will be unable to sell our products and generate revenue, which would jeopardize our ability to continue operating our business. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. We may not obtain regulatory approval for any product candidates we develop, including RSR13, or we may not obtain regulatory review of such product candidates in a timely manner. See "Business—Government Regulation" for a detailed discussion of the regulatory approval process.

**We will not be able to obtain regulatory approval to commercialize our product candidates if we fail to adequately demonstrate their safety and efficacy.**

Product candidates developed by us, alone or with others, may not prove to be safe and efficacious in clinical trials and may not meet all of the applicable regulatory requirements needed to receive regulatory approval. To demonstrate safety and efficacy, we must conduct significant additional research, animal testing, referred to as preclinical testing, and human testing, referred to as clinical trials, for our product candidates. Preclinical testing and clinical trials are long, expensive and uncertain processes. It may take us several years to complete our testing, and failure can occur at any stage. We have limited experience in conducting and managing clinical trials.

Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances, and the FDA can request that we conduct additional trials. For example, we are currently planning to perform only one Phase III clinical trial prior to seeking FDA approval for our first product candidate. We believe that if the results of this Phase III clinical trial are consistent with our prior Phase II clinical results, this Phase III clinical trial can serve as the basis for obtaining FDA approval. However, if the results are inconclusive, a second trial may be necessary. If we have to conduct further clinical trials, whether for RSR13 or other product candidates we develop in the future, it would significantly increase our expenses and delay marketing of our product candidates. See "Business—Government Regulation" for a detailed discussion of the regulatory approval process.

**We may experience delays in our clinical trials that could adversely affect our financial position and our commercial prospects.**

We do not know whether planned clinical trials will begin on time or whether any of our clinical trials will be completed on schedule or at all. Our product development costs will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. If the delays are significant, our ability to generate revenue from product sales will be correspondingly delayed, and we may have insufficient capital resources to support our operations. Even if we do have sufficient capital resources, our ability to become profitable will be delayed. We typically rely on third-party clinical investigators at medical institutions to conduct our clinical trials and we occasionally rely on other third-party organizations to perform data collection and analysis. As a result, we may face additional delaying factors outside our control.

**We may be required to suspend, repeat or terminate our clinical trials if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive, or the trials are not well designed.**

Clinical trials must be conducted in accordance with the FDA's Good Clinical Practices and are subject to oversight by the FDA and institutional review boards at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced under the FDA's Good Manufacturing Requirements, and may require large numbers of test subjects. Clinical trials may be suspended by us or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the conduct of these trials.

Even if we achieve positive interim results in clinical trials, these results do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated or terminated. In addition, failure to construct clinical trial protocols to screen patients for risk profile factors relevant to the trial for purposes of segregating patients into the patient populations treated with the drug being tested and the control group could result in either group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated.

**Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will limit our ability to generate revenue and become profitable.**

Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

- the receipt of regulatory approval for the uses that we are studying;
- the establishment and demonstration in the medical community of the safety and efficacy of our products and their potential advantages over existing and newly developed therapeutic products;
- ease of use of our products;
- pricing and reimbursement policies of government and third-party payors such as insurance companies, health maintenance organizations and other plan administrators; and

- the effectiveness of our sales and marketing efforts.

Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products.

**If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully develop our product candidates.**

We expect that significant additional financing will be required in the future to continue our research and development efforts and to commercialize our product candidates. If adequate funds are not available to us, we will be required to delay, reduce the scope of or eliminate one or more of our development programs and our business and future prospects for revenue and profitability may be harmed. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to our stockholders or us. We have consumed substantial amounts of cash to date and expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and preclinical and clinical trial activities. We may raise this financing through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements.

We believe that our existing cash and investment securities will be sufficient to support our current operating plan through at least the end of 2003. We have based this estimate on assumptions that may prove to be wrong. Our future capital requirements depend on many factors that affect our research, development, collaboration and sales and marketing activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

**If we are unable to effectively protect our intellectual property, we would be unable to prevent third parties from using our technology, which would impair our competitiveness and ability to commercialize our product candidates. In addition, the cost of enforcing our proprietary rights may be expensive and result in increased losses.**

Our success will depend in part on our ability to obtain and maintain meaningful patent protection for our products, both in the United States and in other countries. We rely on patents to protect a large part of our intellectual property and our competitive position. We currently own or exclusively license 39 patents and patent applications (including pending applications, abandoned applications, and U.S. provisional applications), both in the United States and in other countries. Any patents issued to or licensed by us could be challenged, invalidated, infringed, circumvented or held unenforceable. In addition, it is possible that no patents will issue on any of our licensed patent applications. It is possible that the claims in patents that have been issued or licensed to us or that may be issued or licensed to us in the future will not be sufficiently broad to protect our intellectual property or that the patents will not provide protection against competitive products or otherwise be commercially valuable. Failure to obtain and maintain adequate patent protection for our intellectual property would impair our ability to be commercially competitive.

Our commercial success will also depend in part on our ability to commercialize our product candidates without infringing patents or other proprietary rights of others or breaching the licenses granted to us. We may not be able to obtain a license to third-party technology that we may require to conduct our business or, if obtainable, we may not be able to license such technology at a reasonable cost. If we fail to obtain a license to any technology that we may require to commercialize our technologies or product candidates, or fail to obtain a license at a reasonable cost, we will be unable to commercialize the affected product or to commercialize it at a price that will allow us to become profitable.

In addition to patent protection, we also rely upon trade secrets, proprietary know-how and technological advances which we seek to protect through confidentiality agreements with our collaborators, employees and consultants. Our employees and consultants are required to enter into confidentiality agreements with us. We also have entered into non-disclosure agreements, which are intended to protect our confidential information delivered to third parties for research and other purposes. However, these agreements could be breached and we may not have adequate remedies for any breach, or our trade secrets and proprietary know-how could otherwise become known or be independently discovered by others.

Furthermore, as with any pharmaceutical company, our patent and other proprietary rights are subject to uncertainty. Our patent rights related to our product candidates might conflict with current or future patents and other proprietary rights of others. For the same reasons, the products of others could infringe our patents or other proprietary rights. Litigation or patent interference proceedings, either of which could result in substantial costs to us, may be necessary to enforce any of our patents or other proprietary rights, or to determine the scope and validity or enforceability of other parties' proprietary rights. The defense and prosecution of patent and intellectual property claims are both costly and time consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease selling our future products. We are not currently a party to any infringement claims.

**If our competitors develop and market products that are more effective than ours, our commercial opportunity will be reduced or eliminated.**

Even if we obtain the necessary governmental approvals to market RSR13 or other product candidates, our commercial opportunity will be reduced or eliminated if our competitors develop and market products that are more effective, have fewer side effects or are less expensive than our product candidates. Our potential competitors include large fully integrated pharmaceutical companies and more established biotechnology companies, both of which have significant resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing. Academic institutions, government agencies, and other public and private research organizations conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and marketing. It is possible that competitors will succeed in developing technologies that are more effective than those being developed by us or that would render our technology obsolete or noncompetitive. We are not aware of any products in research or development by any potential competitors, which address allosteric regulation of proteins in the way being targeted by us. There are, however, other companies addressing the same indications as we are.

**We rely on third-party collaborators to conduct our research and development activities and manufacture our product candidates. If our collaborative partners do not perform as expected, we may be unable to develop and commercialize our product candidates, which would limit our ability to generate revenue and become profitable and our ability to develop and commercialize our product candidates could be severely limited.**

We do not have our own research or manufacturing facilities and currently do not plan to establish such facilities. Instead, we depend upon academic, research and non-profit institutions and commercial service and manufacturing organizations for chemical synthesis and analysis, product formulation, assays, preclinical and clinical testing, and manufacture of our product candidates. If our collaborative partners do not perform these functions satisfactorily, our ability to develop and commercialize our product candidates could be severely limited which would limit our ability to sell our products or to sell them in quantities sufficient to generate enough revenue to allow us to become profitable.

Currently, we are supporting research with respect to allosteric modification of proteins at Virginia Commonwealth University in the laboratories of Dr. Donald Abraham, a founder, stockholder and director. In addition, our manufacturing is currently performed by a limited number of third-party manufacturers with whom we have contracts. Any failure by our third-party manufacturers to supply our requirements for clinical trial materials, including RSR13 bulk drug substance or fomulated drug product, would jeopardize the completion of such trials and our ultimate ability to commercialize RSR13. Prior to regulatory approval of RSR13, we may seek to establish supply agreements with additional sources of supply for bulk drug substance and formulated drug product. However, only a limited number of contract manufacturers are both capable of manufacturing our product candidates and complying with current federal and state good manufacturing practice regulations. Accordingly, we may not be able to enter into supply agreements on commercially acceptable terms and, even if we do, any manufacturers with which we contract may not be able to deliver supplies in appropriate quantity.

If conflicts arise between us and our academic collaborators, scientific advisors, manufacturers or other suppliers, including Dr. Abraham, the other party may act in its self-interest and not in the interest of our stockholders. We generally do not have control over the resources or degree of effort that any of our existing collaborative partners may devote to our collaborations. If our collaborators breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in accordance with agreed upon schedules, our ability to develop, commercialize and sell products would be limited. In addition, our collaborative partners could cease operations or offer, design, manufacture or promote competing products. Any of these occurrences could materially limit our potential revenue and profitability.

**If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.**

The testing and marketing of pharmaceutical products entail an inherent risk of product liability. Product liability claims might be brought against us by consumers, health care providers or by pharmaceutical companies or others selling our future products. If we cannot successfully defend ourselves against such claims, we may incur substantial liabilities or be required to limit the commercialization of our product candidates. We have obtained limited product liability insurance coverage for our human clinical trials. However, insurance coverage is becoming increasingly expensive, and no assurance can be given that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. We may not be able to obtain commercially reasonable product liability insurance for any products approved for marketing.

**Our operating results may fluctuate, and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in our stock price, causing investor losses.**

Our results of operations have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to decline. Some of the factors that could cause our results of operations to fluctuate include:

- the status of development of our various product candidates;
- the time at which we enter into research and license agreements with corporate partners, if any, that provide for payments to us, and the timing and accounting treatment of payments to us under those agreements;
- whether or not we achieve specified research or commercialization milestones;
- timely payment by our corporate partners, if any, of amounts payable to us;
- the addition or termination of research programs or funding support; and
- variations in the level of expenses related to our proprietary product candidates during any given period.

We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance. It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In that case, our stock price could fluctuate significantly or decline.

**Failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations will delay our product development programs and our research and development efforts.**

We are a small company with approximately 60 employees, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition for personnel and academic collaborations is intense. In particular, our product development programs depend on our ability to attract and retain highly skilled chemists and clinical development personnel. In addition, we will need to hire additional personnel and develop additional academic collaborations as we continue to expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or maintain relationships. If we fail to negotiate additional acceptable collaborations with academic institutions and scientists, or if our existing academic collaborations were to be unsuccessful, our product development programs may be delayed.

## ITEM 2. PROPERTIES

Our corporate headquarters facility consists of approximately 31,228 square feet in Westminster, Colorado. We lease our corporate headquarters facility pursuant to a lease agreement that expires in November 2008. We believe that our leased facilities are adequate to meet our needs for the next 3 years. We also lease approximately 1,800 square feet of office and laboratory space in Richmond, Virginia. We lease this space under a renewable operating lease, which expires in October 2004.

## ITEM 3. LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders, through solicitation of proxies or otherwise, during the fourth quarter of 2001.

PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the Nasdaq National Market under the symbol "ALTH." Trading of our common stock commenced on March 28, 2000, following completion of our initial public offering. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the Nasdaq National Market:

| Year Ended December 31, 2000 | HIGH | LOW |
|---|---|---|
| First Quarter (from March 28) | $16.00 | $12.75 |
| Second Quarter | $15.06 | $ 8.50 |
| Third Quarter | $15.06 | $ 8.38 |
| Fourth Quarter | $11.25 | $ 4.75 |
| **Year Ended December 31, 2001** | **HIGH** | **LOW** |
| First Quarter | $ 8.88 | $ 4.28 |
| Second Quarter | $ 7.63 | $ 4.41 |
| Third Quarter | $ 5.66 | $ 4.25 |
| Fourth Quarter | $ 7.60 | $ 4.40 |

On February 22, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $5.95 per share. On February 22, 2002, we had approximately 115 holders of record of our common stock.

We have never paid any cash dividends on our capital stock and do not intend to pay any such dividends in the foreseeable future.

On March 27, 2000, we commenced our initial public offering, which consisted of 5,000,000 shares of our common stock at $18.00 per share pursuant to a registration statement (No. 333-95439) declared effective by the Securities and Exchange Commission. The offering has been completed and all shares have been sold. The managing underwriters for the initial public offering were SG Cowen, Prudential Vector Healthcare and U.S. Bancorp Piper Jaffray. Aggregate gross proceeds from the offering were $90,000,000.

We incurred the following expenses in connection with the offering: underwriters' discounts and commissions of $6.3 million and approximately $0.9 million in other expenses, for total expenses of approximately $7.2 million. After deducting expenses of the offering, we received net offering proceeds of approximately $82.8 million. As of December 31, 2000, the entire net proceeds from the offering were invested in short-term and long-term financial instruments.

No payments constituted direct or indirect payments to any of our directors, officers or general partners or their associates, to persons owning 10% or more of any class of our equity securities or to any of our affiliates.

## ITEM 6. SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this report. The statement of operations data for the years ended December 31, 1999, 2000 and 2001, and the balance sheet data as of December 31, 2000 and 2001, are derived from, and qualified by reference to, our audited financial statements included elsewhere in this report. The statement of operations data for the years ended December 31, 1997 and 1998, and the balance sheet data as of December 31, 1997, 1998 and 1999, are derived from our audited financial statements that do not appear in this report. The historical results are not necessarily indicative of the operating results to be expected in the future.

| | Years Ended December 31, | | | | | Cumulative Period From September 1, 1992 (date of Inception) Through December 31, |
|---|---|---|---|---|---|---|
| | 1997 | 1998 | 1999 | 2000 | 2001 | 2001 |
| | (in thousands, except share and per share data) | | | | | |
| **Statement of Operations Data:** | | | | | | |
| Operating expenses: | | | | | | |
| Research and development | $ 3,865 | $ 5,941 | $ 7,836 | $ 10,737 | $ 12,660 | $ 46,343 |
| Clinical manufacturing | 1,564 | 1,768 | 1,382 | 3,200 | 3,143 | 11,508 |
| General and administrative | 1,262 | 1,486 | 2,379 | 13,775 | 9,277 | 30,223 |
| Total operating expenses | 6,691 | 9,195 | 11,597 | 27,712 | 25,080 | 88,074 |
| Loss from operations | (6,691) | (9,195) | (11,597) | (27,712) | (25,080) | (88,074) |
| Interest and other income, net | 178 | 621 | 309 | 4,351 | 4,936 | 10,833 |
| Net loss | (6,513) | (8,574) | (11,288) | (23,361) | (20,144) | (77,241) |
| Dividend related to beneficial conversion feature of preferred stock | — | — | (9,613) | — | — | (9,613) |
| Net loss attributable to common stockholders | $ (6,513) | $ (8,574) | $(20,901) | $ (23,261) | $ (20,144) | $ (86,854) |
| Weighted-average basic and diluted net loss per share | $ (3.52) | $ (4.38) | $ (10.48) | $ (1.30) | $ (0.88) | |
| Weighted-average shares used in computing basic and diluted net loss per share | 1,848,208 | 1,959,071 | 1,994,764 | 18,058,802 | 22,970,974 | |

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 1997 | 1998 | 1999 | 2000 | 2001 |
| | (in thousands) | | | | |
| **Balance Sheet Data:** | | | | | |
| Cash, cash equivalents and short-term investments | $ 479 | $ 9,582 | $ 9,475 | $ 61,777 | $ 59,769 |
| Long-term marketable securities | — | — | — | 23,906 | 9,843 |
| Working capital (deficiency) | (1,149) | 8,146 | 8,784 | 59,170 | 55,650 |
| Total assets | 830 | 10,480 | 10,206 | 86,259 | 72,174 |
| Long-term obligations, less current portion | 89 | 147 | 69 | 8 | — |
| Convertible preferred stock | 12,804 | 30,751 | 49,899 | — | — |
| Common stock | 204 | 207 | 7,022 | 156,625 | 156,948 |
| Accumulated deficit | (13,874) | (22,447) | (43,348) | (66,710) | (86,854) |
| Total stockholders' equity (deficit) | (1,005) | 8,371 | 8,991 | 83,411 | 67,151 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Overview

We are a biopharmaceutical company focused on developing and commercializing innovative small molecule drugs for improving cancer treatments. Small molecule drugs, in general, are non-protein products produced by chemical synthesis rather than biologic methods. Our lead compound, RSR13 (generic name: efaproxiril sodium), is a synthetic small molecule that increases the release of oxygen from hemoglobin, the oxygen-carrying protein contained within red blood cells. The presence of oxygen in tumors is an essential element for the effectiveness of radiation therapy and some chemotherapy agents in the treatment of cancer. By increasing tumor oxygenation, RSR13 has the potential to enhance the efficacy of standard radiation therapy and certain chemotherapeutic drugs. Unlike chemotherapeutics or other radiosensitizers, RSR13 does not have to cross the blood brain barrier and enter the tumor for efficacy. We believe RSR13 can be used to improve existing cancer treatments and treat many diseases and clinical conditions attributed to or aggravated by oxygen deprivation. Deprivation of oxygen in the body is called hypoxia.

We have devoted substantially all of our resources to research and clinical development. We have not derived any commercial revenues from product sales, and we do not expect to receive product revenues until at least 2004. We have incurred significant operating losses since our inception in 1992 and, as of December 31, 2001, had an accumulated deficit of $86,853,945. There can be no assurance if or when we will become profitable. We expect to continue to incur significant operating losses over the next several years as we continue to incur increasing research and development costs, in addition to costs related to clinical trials and manufacturing activities. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Our achieving profitability depends upon our ability, alone or with others, to successfully complete the development of our product candidates, and obtain required regulatory clearances and successfully manufacture and market our future products.

### Results of Operations

*Comparison of Years Ended December 31, 2001, 2000 and 1999*

*Expenses*

*Research and Development.* Research and development expenses were $12,659,000 for the year ended December 31, 2001, compared to $10,737,000 for the year ended December 31, 2000 and $7,836,000 for the year ended December 31, 1999. Excluding the impact of non-cash charges comprising amortization of deferred compensation and stock expense (see "Non-cash Charges" below), research and development expenses were $11,426,000 for the year ended December 31, 2001, compared to $6,215,000 and $6,144,000 for the years ended December 31, 2000 and 1999, respectively. The $5,211,000, or 84%, increase from 2000 to 2001 was due primarily to increased clinical trial costs associated with our first Phase III clinical trial of RSR13 and the additional headcount required to support this trial. We expect research and development expenses to increase in 2002 as we continue our Phase III study and begin several additional Phase II clinical trials of RSR13. The $71,000, or 1%, increase in research and development spending from 1999 to 2000 was due primarily to additional headcount and administration costs to complete several Phase II clinical trials.

*Clinical Manufacturing.* Clinical manufacturing expenses include the cost of manufacturing RSR13 for use in clinical trials and costs associated with the scale-up of manufacturing to support commercial requirements. Clinical manufacturing expenses for the years ended December 31, 2001, 2000 and 1999 were $3,143,000, $3,201,000 and $1,382,000, respectively. The $58,000, or 2%, decrease in 2001 compared to 2000 primarily resulted from decreased consulting and formulation expenses. The $1,819,000, or 132%, increase in 2000 compared to 1999 primarily resulted from increased costs incurred in manufacturing more bulk drug substance and drug product for our clinical trials.

*General and Administrative.* General and administrative expenses for the years ended December 31, 2001, 2000 and 1999 were $9,277,000, $13,775,000 and $2,379,000, respectively. Excluding the impact of non-cash charges comprising amortization of deferred compensation and stock compensation expense, (see "Non-cash Charges" below), general and administrative expenses were $6,917,000, $3,610,000 and $1,703,000 for the years ended

December 31, 2001, 2000 and 1999, respectively. The $3,307,000, or 92%, increase for 2001 compared to 2000 and the $1,907,000 or 1,120% increase in 2000 compared to 1999, are both primarily the result of additional costs associated with being a public company, increased personnel costs and increased facility costs.

*Non-cash Charges.* We have recorded compensation charges resulting from certain options granted to employees prior to our March 2000 initial public offering with exercise prices below the fair market value of our common stock on their respective grant dates. For the years ended December 31, 2001, 2000 and 1999, we recorded amortization of deferred stock compensation of $3,462,000, $7,181,000 and $1,554,000, respectively. Of the $3,462,000 recorded for the year ended December 31, 2001, $2,287,000 related to general and administrative, $1,023,000 related to research and development and the remaining $152,000 related to clinical manufacturing. Of the $7,181,000 recorded for the year ended December 31, 2000, $4,663,000 related to general and administrative, $2,287,000 related to research and development and the remaining $231,000 related to clinical manufacturing. Of the $1,554,000 recorded for the year ended December 31, 1999, $1,533,000 related to research and development and the remaining $21,000 related to general and administrative. At December 31, 2001, the Company had $2,944,000 of deferred compensation remaining to be amortized.

For the year ended December 31, 2001, we recorded stock compensation expense of $283,000 due to changes to the original terms of various grant agreements. Of this amount, $73,000 related to general and administrative and the remaining $210,000 related to research and development.

For the year ended December 31, 2000, we recorded $7,617,000 in stock compensation expense in connection with the forgiveness of the 1996 Notes (as defined below). Of this amount, $5,417,000 related to general and administrative and the remaining $2,200,000 related to research and development. This compensation charge was a result of obtaining recourse notes receivable in March 1996 (the "1996 Notes") from two officers in the amount of $90,000 upon the officers' exercise of 558,000 stock options. The 1996 Notes accrued interest at 8% annually with interest and principal originally due March 1998. In December 1997, the maturity dates for the 1996 Notes were extended by two years and extended by an additional year in January 2000. Upon forgiveness of the notes in March 2000, we recorded stock compensation expense based upon the difference between the fair market value of the underlying common stock and option exercise price. In addition, we recorded $120,000 of compensation expense due to the extinguishment of the notes. Of this amount, $35,000 related to research and development and the remaining $85,000 related to general and administrative.

For the year ended December 31, 1999, we recorded $814,000 in stock compensation expense in connection with the extension of the 1997 Notes (as defined below). Of this amount, $655,000 related to general and administrative and the remaining $159,000 related to research and development. This compensation charge was a result of obtaining recourse notes receivable in December 1997 (the "1997 Notes") from two officers in the amount of $50,000 upon the officers' exercise of 123,000 stock options. The 1997 Notes accrued interest at 6% annually with interest and principal originally due December 1999. In January 2000, the maturity dates for the 1997 Notes were extended by one year and later paid in full. We recorded stock compensation expense based upon the difference between the fair market value of the underlying common stock and option exercise price.

*Interest and Other Income, Net*

Interest income, net of interest expense, was $4,935,000, $4,351,000 and $310,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The $584,000 increase in 2001 as compared to 2000 and the $4,041,000 increase in 2000 as compared to 1999 were attributable to increased average investment balances from the proceeds of our initial public offering and higher yields on U.S. government securities, high-grade commercial paper and corporate notes and money market funds held by us.

*Income Taxes*

As of December 31, 2001, we had net operating loss carryforwards and research and development credit carryforwards of $52,846,000 and $3,746,000, respectively, available to offset future regular and alternative taxable income. These net operating loss carryforwards expire between 2009 and 2016. The research and development credit carryforwards will expire between 2009 and 2016. The utilization of the loss carryforwards to reduce future income taxes will depend on our ability to generate sufficient taxable income prior to the expiration of the net operating loss carryforwards and research and development credit carryforwards. In addition, the maximum annual use of the net operating loss carryforwards is limited in certain situations where changes occur in our stock ownership.

### Liquidity and Capital Resources

Since inception, we have financed our operations primarily through private placements of preferred stock and a public equity financing, which have resulted in net proceeds to us of $123,300,000 through December 31, 2001. Since inception, we have used $52,634,000 of cash for operating activities. Cash, cash equivalents and marketable securities were $69,612,000 at December 31, 2001, compared with $85,683,000 at December 31, 2000 and $9,475,000 at December 31, 1999. Working capital at December 31, 2001 was $55,650,000, as compared to $59,170,000 at December 31, 2000, and $8,784,000 at December 31, 1999. Long-term debt was $8,000 and $69,000 for the years ending December 31, 2000 and 1999, respectively. There was no long-term debt at December 31, 2001, which previously consisted primarily of capital equipment lease obligations.

Net cash used in operating activities was $14,283,000, $7,861,000 and $9,502,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Uses of cash in operating activities were primarily to fund net losses, excluding non-cash charges.

Net cash provided by investing activities was $15,943,000 for the year ended December 31, 2001 and consisted primarily of proceeds from the maturities of short-term investments, partially offset by the purchase of short-term investments and property and equipment. Net cash used in investing activities was $75,936,000 for the year ended December 31, 2000 and consisted primarily of net purchases of investments and property and equipment. Net cash provided by investing activities was $1,024,000 for the year ended December 31, 1999 and consisted primarily of proceeds from the maturities of short-term investments, partially offset by the purchase of short-term investments and property and equipment.

Net cash used in financing activities was $480,000 for the year ended December 31, 2001 and consisted primarily of pledging collateral for the line of credit. Net cash provided by financing activities was $82,764,000 for the year ended December 31, 2000 and consisted primarily of proceeds from our initial public offering. Net cash provided by financing activities for the year ended December 31, 1999 was $9,420,000, and consisted primarily of proceeds from the sale of preferred stock.

Based upon the current status of our product development and commercialization plans, we believe that our existing cash, cash equivalents and investments, will be adequate to satisfy our capital needs through at least the calendar year 2003. However, our actual capital requirements will depend on many factors, including the status of product development; the time and cost involved in conducting clinical trials and obtaining regulatory approvals; filing, prosecuting and enforcing patent claims; competing technological and market developments; and our ability to market and distribute our future products and establish new collaborative and licensing arrangements. We may seek to raise any necessary additional funds through equity or debt financing, collaborative arrangements with corporate partners or other sources which may be dilutive to existing stockholders. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other sources, such arrangements may require us to relinquish rights to some of our technologies, product candidates or products under development that we would otherwise seek to develop or commercialize ourselves.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ON MARKET RISK

We own financial instruments that are sensitive to market risks as part of our investment portfolio. The investment portfolio is used to preserve our capital until it is required to fund operations. All of these market-risk sensitive instruments are classified as held-to-maturity. We do not own derivative financial instruments in our investment portfolio. Our investment portfolio contains instruments that are subject to the risk of a decline in interest rates. We maintain a non-trading investment portfolio of investment grade, liquid debt securities that limits the amount of credit exposure to any one issue, issuer or type of instrument. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk.

We prepared sensitivity analyses of our interest rate exposures and our exposure from anticipated investment for fiscal 2002 to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 10% adverse change in interest rates from the 2001 fiscal year-end rates would not have a material adverse effect on the fair value of investments and would not materially impact our results of operations, cash flows, or financial condition for the next twelve months.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required pursuant to this item are included in Item 14 of this report and are presented beginning on page F-1.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING FINANCIAL DISCLOSURE

None.

## PART III

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item concerning the Company's directors is incorporated by reference to the information set forth in the sections entitled "Proposal 1 – Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement for the 2002 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of the Company's fiscal year ended December 31, 2001 (the "Proxy Statement"). The information required by this Item concerning the executive officers of the Company is incorporated by reference to the information set forth in the section of the Proxy Statement entitled "Executive Officers and Key Employees."

### ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item regarding executive compensation is incorporated by reference to the information set forth in the section of the Proxy Statement entitled "Executive Compensation."

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth in the section of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management."

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item regarding certain relationships and related transactions is incorporated by reference to the information set forth in the section of the Proxy Statement entitled "Certain Transactions."

## PART IV

## ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are being filed as part of this report:

(1) Financial Statements

Reference is made to the Index to Financial Statements of Allos Therapeutics, Inc. appearing on page F-1 of this report.

(2) Financial Statement Schedules

All financial statement schedules have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the Notes thereto.

(b) Reports on Form 8-K:

1. On December 20, 2001, the Company filed a current report on Form 8-K, dated December 17, 2001, regarding the appointment of Michael E. Hart as its President and Chief Executive Officer.

2. On October 3, 2001, the Company filed a current report on Form 8-K, dated September 24, 2001, regarding Michael J. Gerber's resignation as its Senior Vice President, Clinical Development/Regulatory Affairs.

(c) Exhibits:

| Exhibit No. | Description |
|---|---|
| 3.01(1) | Amended and Restated Certificate of Incorporation. |
| 3.02(1) | Bylaws. |
| 10.01(1) | Form of Indemnification Agreement between the Registrant and each of its directors and officers. |
| 10.02(1) | Hemotech and CIT Amended and Restated Allosteric Modifiers of Hemoglobin Agreement with Center for Innovative Technology dated January 12, 1994. |
| 10.03(1) | Amendment to Allos Therapeutics, Inc. and CIT Amended and Restated Allosteric Modifiers of Hemoglobin Agreement with Center for Innovative Technology dated January 17, 1995. |
| 10.04(1) | Amendment to Allos Therapeutics, Inc. and CIT Amended and Restated Allosteric Modifiers of Hemoglobin Agreement with Center for Innovative Technology dated March 12, 1996. |
| 10.05(1) | Assignment and Assumption Agreement with Amendment with Center for Innovative Technology and Virginia Commonwealth University Intellectual Property Foundation dated July 28, 1997. |
| 10.06(1) | Exercise of Option to Nonheme Protein License Agreement with VCU-Intellectual Property Foundation dated March 23, 1998. |
| 10.07(1) | Warrant Agreement to purchase shares of Series B Preferred Stock with Comdisco, Inc. dated April 15, 1996. |
| 10.08(1) | Warrant Agreement to purchase shares of Series C Preferred Stock with Comdisco, Inc. dated May 5, 1998. |
| 10.09(1) | Allos Therapeutics, Inc. Fourth Amended and Restated Stockholder Rights Agreement dated October 4, 1999. |
| 10.10(1)(*) | Allos Therapeutics, Inc. 1995 Stock Option Plan, as amended to date. |
| 10.11(1) | Lease Agreement with Virginia Biotechnology Research Park Authority dated July 28, 1999. |
| 10.12(1) | Term Sheet for Contract API Supply between Allos and Hovione dated March 25, 1999. |
| 10.13(1) | Confirmatory letter agreement with Hovione Inter Limited dated January 13, 2000. |
| 10.14(1) | Development and Investigational Supply Proposal between Taylor Pharmaceuticals and Allos Therapeutics, Inc. dated December 30, 1998. |

| | |
|---|---|
| 10.15(2)(*) | Employment Agreement between Dr. Hoffman and Allos Therapeutics, Inc. dated January 17, 2001. |
| 10.16(*) | Employment Agreement between Michael E. Hart and Allos Therapeutics, Inc. dated December 17, 2001. |
| 10.17(2)(*) | Allos Therapeutics, Inc. Severance Benefit Plan, effective January 16, 2001, and related benefit schedule thereto. |
| 10.18(3)(*) | Allos Therapeutics, Inc. 2001 Employee Stock Purchase Plan and form of Offering. |
| 10.19(4) | Office Lease with Catellus Development Corporation dated April, 2001. |
| 10.20(*) | Separation Agreement between Dr. Gerber and Allos Therapeutics, Inc., dated September 24, 2001. |
| 10.21(5)(*) | 2000 Stock Incentive Compensation Plan |
| 10.22(6)(*) | 2002 Broad Based Equity Incentive Plan |
| 23.01 | Consent of PricewaterhouseCoopers LLP, Independent Accountants. |
| 24.01 | Power of Attorney (see page 29 herein) |

(*) Indicates Management Contract or Compensatory Plan or Arrangement.

(1) Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-95439) and amendments thereto, declared effective March 27, 2000.

(2) Incorporated by reference to our Annual Report on Form 10-K (File No. 000-29815), as filed with the Commission on March 7, 2001.

(3) Incorporated by reference to our Registration Statement on Form S-8 (File No. 333-60430), as filed with the Commission on May 8, 2001.

(4) Incorporated by reference to our Quarterly Report on Form 10-Q (File No. 000-29815), as filed with the Commission on August 14, 2001.

(5) Incorporated by reference to our Registration Statement on Form S-8 (File No. 333-38696), as filed with the Commission on June 6, 2000.

(6) Incorporated by reference to our Registration Statement on Form S-8 (File No. 333-76804), as filed with the Commission on January 16, 2002.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLOS THERAPEUTICS, INC.

Date: March 12, 2002

By: /s/ Michael E. Hart
Michael E. Hart
*President and Chief Executive Officer*

**POWER OF ATTORNEY**

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Stephen J. Hoffman and Michael E. Hart, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

**Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Form 10-K has been signed by the following persons on behalf of the Registrant on March 1, 2002, and in the capacities indicated:**

| Name | Title |
|---|---|
| /s/ Stephen J. Hoffman<br>Stephen J. Hoffman | Chairman, Board of Directors |
| /s/ Michael E. Hart<br>Michael E. Hart | President and Chief Executive Officer<br>*(Principal Executive Officer)* |
| /s/ Donald J. Abraham<br>Donald J. Abraham | Director |
| /s/ Stephen K. Carter<br>Stephen K. Carter | Director |
| /s/ Mark G. Edwards<br>Mark G. Edwards | Director |
| /s/ Marvin E. Jaffe<br>Marvin E. Jaffe | Director |

THIS PAGE INTENTIONALLY LEFT BLANK

**Allos Therapeutics, Inc.**

**Index to Financial Statements**

## REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
of Allos Therapeutics, Inc.

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Allos Therapeutics, Inc. (a company in the development stage) at December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 and the cumulative period from September 1, 1992 (date of inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Denver, Colorado

February 1, 2002, except for Note 11,
as to which the date is March 11, 2002

## ALLOS THERAPEUTICS, INC.

## BALANCE SHEETS

### ASSETS

| | December 31, 2000 | December 31, 2001 |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ 1,565,693 | $ 2,745,151 |
| Restricted cash | — | 550,000 |
| Short-term investments | 60,211,791 | 56,473,499 |
| Prepaid expenses — research | 134,777 | 787,627 |
| Prepaid expenses — other | 95,040 | 90,866 |
| Other assets | 3,294 | 25,956 |
| Total current assets | 62,010,595 | 60,673,099 |
| Long-term marketable securities | 23,905,763 | 9,843,198 |
| Property and equipment (net of accumulated depreciation of $444,408 and $443,917, respectively) | 326,266 | 1,653,588 |
| Other assets | 16,530 | 4,364 |
| Total assets | $ 86,259,154 | $ 72,174,249 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | December 31, 2000 | December 31, 2001 |
|---|---|---|
| Current liabilities: | | |
| Accounts payable — related parties | $ 97,889 | $ 82,631 |
| Accounts payable — research | 2,043,246 | 3,440,895 |
| Accrued expenses — trade | 212,015 | 359,552 |
| Accrued compensation and employee benefits | 426,052 | 1,140,275 |
| Current portion of capital lease obligations | 61,506 | — |
| Total current liabilities | 2,840,708 | 5,023,353 |
| Long-term portion of capital lease obligations | 7,814 | — |
| Total liabilities | 2,848,522 | 5,023,353 |
| Commitments (Note 8) | | |
| Preferred stock, $0.001 par value; 10,000,000 shares authorized at December 31, 2000 and 2001respectively, no shares issues or outstanding | — | — |
| Common stock, $0.001 par value; 75,000,000 shares authorized at December 31, 2000 and 2001; 22,954,876 and 23,139,197 shares issued and outstanding at December 31, 2000 and 2001, respectively | 22,955 | 23,139 |
| Additional paid-in capital common stock | 156,602,391 | 156,925,292 |
| Accumulated deficit | (66,709,620) | (86,853,945) |
| Deferred compensation related to grant of options | (6,505,094) | (2,943,590) |
| Total stockholders' equity | 83,410,632 | 67,150,896 |
| Total liabilities and stockholders' equity | $ 86,259,154 | $ 72,174,249 |

The accompanying notes are an integral part of these financial statements.

## ALLOS THERAPEUTICS, INC.

## STATEMENTS OF OPERATIONS

| | Years Ended December 31, 1999 | 2000 | 2001 | Cumulative Period From September 1, 1992 (date of inception) through December 31, 2001 |
|---|---|---|---|---|
| Operating expenses: | | | | |
| Research and development | $ 7,836,281 | $ 10,736,503 | $ 12,659,419 | $ 46,341,809 |
| Clinical manufacturing | 1,381,722 | 3,200,548 | 3,143,332 | 11,508,713 |
| General and administrative | 2,379,435 | 13,775,248 | 9,277,047 | 30,223,028 |
| Total operating expenses | 11,597,438 | 27,712,299 | 25,079,798 | 88,073,550 |
| Loss from operations | (11,597,438) | (27,712,299) | (25,079,798) | (88,073,550) |
| Interest and other income, net | 309,698 | 4,350,824 | 4,935,473 | 10,832,580 |
| Net loss | (11,287,740) | (23,361,475) | (20,144,325) | (77,240,970) |
| Dividend related to beneficial conversion feature of preferred stock | (9,612,975) | — | — | (9,612,975) |
| Net loss attributable to common stockholders | $ (20,900,715) | $ (23,361,475) | $ (20,144,325) | $ (86,853,945) |
| Net loss per share: | | | | |
| Basic and diluted | $ (10.48) | $ (1.29) | $ (0.88) | |
| Weighted average shares — basic and diluted | 1,994,764 | 18,058,802 | 22,970,974 | |

The accompanying notes are an integral part of these financial statements.

# ALLOS THERAPEUTICS, INC.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

| | Common Stock | | Convertible Preferred Stock | | Additional Paid-in Capital | Notes Receivable From Stockholders | Accumulated Deficit | Deferred Compensation | Total Stockholders' Equity (Deficit) |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | | |
| Subscription receivable for common stock at $1.61 per share | — | $ 90 | — | $ — | $ — | $ — | $ — | $ — | $ 90 |
| **Balance at December 31, 1992** | — | 90 | — | — | — | — | — | — | 90 |
| Subscription receivable for common stock at $1.61 per share | — | 10 | — | — | — | — | — | — | 10 |
| Issuance of common stock for subscription receivable | 992,000 | 892 | — | — | (892) | — | — | — | — |
| Net loss | — | — | — | — | — | — | (24,784) | — | (24,784) |
| **Balance at December 31, 1993** | 992,000 | 992 | — | — | (892) | — | (24,784) | — | (24,684) |
| Issuance of $.001 par value common stock in exchange for license agreement | 248,000 | 248 | — | — | 39,752 | — | — | — | 40,000 |
| Issuance of Series A convertible preferred stock ($.001 par value) together with Series A and Series B stock warrants at $1.00 per share | — | — | 700,000 | 704 | 529,023 | — | — | — | 529,727 |
| Issuance of Series A convertible preferred stock upon exercise of Series A warrants at $1.00 per share | — | — | 1,300,000 | 1,300 | 1,298,700 | — | — | — | 1,300,000 |
| Accretion to redemption value of preferred stock | — | — | — | — | 58,839 | — | (58,839) | — | — |
| Net loss | — | — | — | — | — | — | (898,929) | — | (898,929) |
| **Balance at December 31, 1994** | 1,240,000 | 1,240 | 2,000,000 | 2,004 | 1,925,422 | — | (982,552) | — | 946,114 |
| Issuance of Series A convertible preferred stock at $1.00 per share | — | — | 3,000,000 | 3,000 | 2,973,454 | — | — | — | 2,976,454 |
| Accretion to redemption value of preferred stock | — | — | — | — | 229,837 | — | (229,837) | — | — |
| Net loss | — | — | — | — | — | — | (2,384,176) | — | (2,384,176) |
| **Balance at December 31, 1995** | 1,240,000 | 1,240 | 5,000,000 | 5,004 | 5,128,713 | — | (3,596,565) | — | 1,538,392 |
| Issuance of Series B convertible preferred stock at $1.60 per share, net of issuance costs | — | — | 5,032,500 | 5,033 | 7,992,705 | — | — | — | 7,997,738 |
| Cancellation of Series B warrants previously issued with Series A | — | — | — | (4) | 4 | — | — | — | — |
| Cancellation of Series A redemption rights | — | — | — | — | (288,676) | — | 288,676 | — | — |
| Issuance of common stock upon exercise of stock options for cash of $4,024 and notes receivable of $90,000 at $0.16 per share | 582,950 | 583 | — | — | 93,441 | (90,000) | — | — | 4,024 |
| Net loss | — | — | — | — | — | — | (4,053,027) | — | (4,053,027) |
| **Balance at December 31, 1996** | 1,822,950 | 1,823 | 10,032,500 | 10,033 | 12,926,187 | (90,000) | (7,360,916) | — | 5,487,127 |
| Issuance of common stock upon exercise of stock options for cash of $20,288 and notes receivable of $49,687 at $0.16-$0.40 per share | 175,770 | 176 | — | — | 69,799 | (49,687) | — | — | 20,288 |
| Net loss | — | — | — | — | — | — | (6,512,591) | — | (6,512,591) |
| **Balance at December 31, 1997** | 1,998,720 | 1,999 | 10,032,500 | 10,033 | 12,995,986 | (139,687) | (13,873,507) | — | (1,005,176) |
| Issuance of Series C convertible preferred stock at $1.81 per share, net of issuance costs | — | — | 9,944,750 | 9,945 | 17,937,102 | — | — | — | 17,947,047 |
| Issuance of common stock upon exercise of stock options for cash of $3,464 at $0.16-$0.40 per share | 13,239 | 13 | — | — | 3,451 | — | — | — | 3,464 |
| Net loss | — | — | — | — | — | — | (8,573,923) | — | (8,573,923) |
| **Balance at December 31, 1998** | 2,011,959 | 2,012 | 19,977,250 | 19,978 | 30,936,539 | (139,687) | (22,447,430) | — | 8,371,412 |
| Issuance of Series C convertible preferred stock at $1.81 per share, net of issuance costs | — | — | 5,311,036 | 5,311 | 9,529,532 | — | — | — | 9,534,843 |
| Issuance of common stock upon exercise of stock options for cash of $3,695 at $0.16-$0.56 per share | 10,179 | 10 | — | — | 3,685 | — | — | — | 3,695 |
| Deferred compensation related to options | — | — | — | — | 6,811,055 | — | — | (4,442,294) | 2,368,761 |
| Beneficial conversion feature related to issuance of preferred stock | — | — | — | — | 9,612,975 | — | (9,612,975) | — | — |
| Net loss | — | — | — | — | — | — | (11,287,740) | — | (11,287,740) |
| **Balance at December 31, 1999** | 2,022,138 | 2,022 | 25,288,286 | 25,289 | 56,893,786 | (139,687) | (43,348,145) | (4,442,294) | 8,990,971 |

# ALLOS THERAPEUTICS, INC.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
## (continued)

| | Common Stock | | Convertible Preferred Stock | | Additional Paid-in | Notes Receivable From | Accumulated | Deferred | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Capital | Stockholders | Deficit | Compensation | (Deficit) |
| **Balance at December 31, 1999** | 2,022,138 | 2,022 | 25,288,286 | 25,289 | 56,893,786 | (139,687) | (43,348,145) | (4,442,294) | 8,990,971 |
| Issuance of 5,000,000 shares of common stock, net of issuance costs | 5,000,000 | 5,000 | — | — | 82,764,396 | — | — | — | 82,769,396 |
| Conversion of preferred stock to common stock upon IPO | 15,678,737 | 15,679 | (25,288,286) | (25,289) | 9,610 | — | — | — | — |
| Extinguishment of notes receivable | — | — | — | — | — | 139,687 | — | — | 139,687 |
| Issuance of common stock upon exercise of stock options for cash of $76,358 at $0.16 - $0.56 per share | 254,001 | 254 | — | — | 73,601 | — | — | — | 73,855 |
| Deferred compensation related to options | — | — | — | — | 16,860,998 | — | — | (2,062,800) | 14,798,198 |
| Net loss | — | — | — | — | — | — | (23,361,475) | — | (23,361,475) |
| **Balance at December 31, 2000** | 22,954,876 | 22,955 | — | — | 156,602,391 | — | (66,709,620) | (6,505,094) | 83,410,632 |
| Issuance of common stock upon exercise of stock options for cash of $103,831 at $0.40 - $2.42 per share | 175,096 | 175 | — | — | 103,656 | — | — | — | 103,831 |
| Issuance of common stock upon exercise *of purchase rights at an exercise price of* $3.84 per share | 9,225 | 9 | — | — | 35,433 | — | — | — | 35,442 |
| Stock compensation expense | — | — | — | — | 283,512 | — | — | — | 283,512 |
| Deferred compensation related to options | — | — | — | — | (99,700) | — | — | 3,561,504 | 3,461,804 |
| Net loss | — | — | — | — | — | — | (20,144,325) | — | (20,144,325) |
| **Balance at December 31, 2001** | 23,139,197 | $ 23,139 | — | $ — | $ 156,925,292 | $ — | $ (86,853,945) | $ (2,943,590) | $ 67,150,896 |

The accompanying notes are an integral part of these financial statements.

## ALLOS THERAPEUTICS, INC.

## STATEMENTS OF CASH FLOWS

| | Years Ended December 31, 1999 | Years Ended December 31, 2000 | Years Ended December 31, 2001 | Cumulative Period From September 1, 1992 (date of inception) through December 31, 2001 |
|---|---|---|---|---|
| Cash Flows From Operating Activities | | | | |
| Net loss | $ (11,287,740) | $ (23,361,475) | $ (20,144,325) | $ (77,240,970) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | | |
| Depreciation and amortization | 146,413 | 122,181 | 277,064 | 751,267 |
| Stock-based compensation expense | 2,368,761 | 14,888,198 | 3,745,316 | 21,002,275 |
| Other | — | — | 30,718 | 83,124 |
| Changes in operating assets and liabilities: | | | | |
| Decrease (increase) in prepaids and other assets | 61,794 | 250,326 | (659,173) | (908,814) |
| (Increase) decrease in interest receivable on investments | (13,810) | (1,472,798) | 222,907 | (1,344,383) |
| Increase (decrease) in accounts payable — research | (737,018) | 1,274,655 | (15,258) | 82,631 |
| Increase (decrease) in accounts payable — related parties | (108,929) | 89,802 | 1,397,649 | 3,440,896 |
| Increase (decrease) in accounts payable — trade | (45,523) | 146,892 | 147,537 | 359,552 |
| Increase (decrease) in accrued compensation and employee benefits | 113,664 | 201,673 | 714,223 | 1,140,275 |
| Net cash used in operating activities | (9,502,388) | (7,860,546) | (14,283,342) | (52,634,147) |
| Cash Flows From Investing Activities | | | | |
| Acquisition of property and equipment | (37,901) | (218,087) | (1,635,104) | (2,146,383) |
| Purchases of marketable securities | (11,713,177) | (97,994,487) | (45,994,641) | (191,926,306) |
| Proceeds from marketable securities | 12,774,672 | 22,227,033 | 63,572,592 | 126,953,992 |
| Payments received on notes receivable | — | 49,687 | — | 49,687 |
| Net cash provided by (used in) investing activities | 1,023,594 | (75,935,854) | 15,942,847 | (67,069,010) |
| Cash Flows From Financing Activities | | | | |
| Principal payments under capital leases | (118,406) | (79,042) | (69,320) | (422,088) |
| Proceeds from sale leaseback | — | — | — | 120,492 |
| Proceeds from stockholder loan | — | — | — | 12,000 |
| Repayment of stockholder loan | — | — | — | (12,000) |
| Pledging restricted cash | — | — | (550,000) | (550,000) |
| Proceeds from issuance of convertible preferred stock, net of issuance costs | 9,534,843 | — | — | 40,285,809 |
| Proceeds from issuance of common stock, net of issuance costs | 3,695 | 82,843,251 | 139,273 | 83,014,095 |
| Net cash provided by (used in) financing activities | 9,420,132 | 82,764,209 | (480,047) | 122,448,308 |
| Net increase (decrease) in cash and cash equivalents | 941,338 | (1,032,191) | 1,179,458 | 2,745,151 |
| Cash and cash equivalents, beginning of period | 1,656,546 | 2,597,884 | 1,565,693 | — |
| Cash and cash equivalents, end of period | $ 2,597,884 | $ 1,565,693 | $ 2,745,151 | $ 2,745,151 |
| Supplemental Schedule of Noncash Operating and Financing Activities: | | | | |
| Cash paid for interest | — | 170,172 | 694,641 | 874,813 |
| Issuance of stock in exchange for license agreement | — | — | — | 40,000 |
| Capital lease obligations incurred for acquisition of property and equipment | 2,105 | — | — | 422,088 |
| Issuance of stock in exchange for notes receivable | — | — | — | 139,687 |

The accompanying notes are an integral part of these financial statements.

ALLOS THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

## 1. Formation and Business of the Company

Allos Therapeutics, Inc. (the "Company") is a biopharmaceutical company focused on developing and commercializing innovative small molecule drugs, initially for improving cancer treatments.

The Company was incorporated in the Commonwealth of Virginia on September 1, 1992 as HemoTech Sciences, Inc. and filed amended Articles of Incorporation to change its name to Allos Therapeutics, Inc. on October 19, 1994. The Company reincorporated in Delaware on October 28, 1996.

The Company's lead product candidate (RSR13) is a synthetic small molecule that increases the release of oxygen from hemoglobin, the oxygen carrying protein contained within red blood cells. The Company is currently conducting clinical trials for RSR13. Prior to commercial sales of the product, the Company must complete the clinical trials and receive the necessary Food and Drug Administration ("FDA") approval. Should the Company be unable to obtain the necessary FDA approvals, there could be a materially adverse effect on the Company's financial condition, operating results and cash flows.

To date, the Company has devoted substantially all of its resources to research and clinical development. The Company has not derived any commercial revenues from product sales, and does not expect to receive product revenues for at least the next several years. The Company has incurred significant operating losses since its inception in 1992. The Company expects to continue to incur significant operating losses over the next several years as it continues to incur increasing research and development costs, in addition to costs related to clinical trials and manufacturing activities. There can be no assurance if or when the Company will become profitable. The Company's achieving profitability depends upon its ability, alone or with others, to successfully complete the development of its products, and obtain required regulatory clearances and successfully manufacture and market its products.

## 2. Summary of Significant Accounting Policies

*Basis of Presentation*

The Company has not generated any revenue to date and its activities have consisted primarily of developing products, raising capital and recruiting personnel. Accordingly, the Company is considered to be in the development stage at December 31, 2001 as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, Accounting and Reporting by Development Stage Enterprises.

Certain amounts in the prior years have been reclassified to be consistent with current year presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period. Actual results could differ materially from these estimates.

*Cash and Cash Equivalents and Marketable Securities*

All highly liquid investments with a maturity of three months or less are considered to be cash equivalents. The carrying values of the Company's cash equivalents and short-term and long-term marketable securities approximate their market values based on quoted market prices. The Company accounts for marketable securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Short-term and long-term marketable securities are classified as held to maturity and are carried at cost plus accrued interest and consist of commercial paper, government obligations and corporate notes having maturities of longer than three months, held at financial institutions.

*Prepaid Expenses — Research*

In accordance with various research and development contracts, the Company is obligated to pay a portion of the fee upon execution. The asset balance is expensed as milestones within the contract are reached. In the event milestones within the contract are not reached, the Company evaluates whether events and circumstances have occurred that indicate impairment of remaining prepaid research expenses may be appropriate.

*Property and Equipment*

The components of property and equipment are as follows:

| | December 31, | | Estimated |
|---|---|---|---|
| | 2000 | 2001 | Lives |
| Office furniture and equipment | $ 70,305 | $1,052,810 | 5 years |
| Office furniture and equipment under capital leases | 185,503 | — | 3.5 years |
| Computer hardware and software | 225,915 | 587,263 | 3 years |
| Computer hardware under capital leases | 199,411 | — | 3.5 years |
| Lab equipment owned | 45,396 | 103,224 | 5 years |
| Lab equipment under capital leases | 23,217 | — | 3.5 years |
| Leasehold improvements | 20,927 | 354,208 | 7 years |
| | 770,674 | 2,097,505 | |
| Less accumulated depreciation and amortization | (444,408) | (443,917) | |
| | $ 326,266 | $1,653,588 | |

Property and equipment is recorded at cost and is depreciated using the straight-line method over estimated useful lives. Property and equipment acquired under capital lease agreements are amortized using the straight-line method over the shorter of the estimated useful life or the related lease term. The assets related to the lease agreements were purchased by the Company in August 2001 at their current fair market value. Accumulated amortization for leased equipment was $341,000 at December 31, 2000.

*Long-lived Assets*

The Company evaluates whether events and circumstances have occurred that indicate revision to the remaining useful life or impairment of remaining balances of long-lived assets may be appropriate. Such events and circumstances include, but are not limited to, change in business strategy or change in current and long-term projected operating performance. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from the lowest level of assets for which there are identifiable cash flows is less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. Fair value is determined using the anticipated cash flows discounted at a rate commensurate with the risk involved.

*Bonus Plan*

The Annual Bonus Program of the Company (the "Bonus Program") was adopted by the Board of Directors on September 15, 1998, and amended by the Board of Directors on July 27, 2000. The Company's bonus plan is intended to promote both individual productivity and employee retention. The bonuses paid under the Bonus Plan are based on a number of criteria including, but not limited to, terms of employee agreements, that participant's individual performance and the results of Corporate Goals established annually by the Board of Directors. Bonuses are paid in cash.

*Stock-Based Compensation*

The Company accounts for grants of stock options according to Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees* and related Interpretations. Proforma net loss information, as required by SFAS No. 123, *Accounting for Stock-Based Compensation*, is included in Note 4. Any deferred stock compensation calculated according to APB No. 25 is amortized over the vesting period of the individual options, generally four years, in accordance with FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option and Award Plans*.

In March 2000, the FASB issued Interpretation (FIN) No. 44 "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB No. 25. FIN No. 44 clarifies the application of APB No. 25 for: (a) the definition of the employee for purposes of applying APB No. 25; (b) the criteria for determining whether a plan qualifies as a noncompensatory plan; (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award; and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 became effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 15, 2000. The adoption of the provisions of FIN No. 44 did not have a material impact on the Company's financial position or results of operations.

*Research and Development*

Research and development expenditures are charged to operations as incurred.

*Income Taxes*

Income taxes are accounted for under SFAS No. 109, *Accounting for Income Taxes.* Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities at each year end and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

*Concentration of Credit*

The Company's cash and cash equivalents and marketable securities at December 31, 2000 and 2001 are maintained in two financial institutions in amount that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in this area. It is the Company's practice to place its investments in high-quality securities.

*Net Loss Per Share*

Net loss per share is calculated in accordance with SFAS No. 128, *Earnings Per Share.* Under the provisions of SFAS 128, basic net loss per common share is computed by dividing the net loss for the period by the weighted average number of vested common shares outstanding during the period. Diluted net loss per common share is computed giving effect to all dilutive potential common stock, including options, non-vested common stock, convertible preferred stock and convertible preferred stock warrants. Diluted net loss per share for the years ended December 31, 1999, 2000 and 2001 is the same as basic net loss per share because potential common shares were anti-dilutive.

Anti-dilutive securities as of December 31, 1999, 2000 and 2001 not included in the diluted net loss per share calculations, are as follows:

| | 1999 | 2000 | 2001 |
|---|---|---|---|
| Non-vested common stock | 8,680 | 171 | — |
| Common stock options | 822,120 | 1,859,903 | 2,442,301 |
| Common stock warrants | — | 14,275 | 14,275 |
| Convertible preferred stock | 15,678,737 | — | — |
| Convertible preferred stock warrants | 31,402 | — | — |
| | 16,540,939 | 1,874,349 | 2,456,576 |

*Comprehensive Income*

Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, *Reporting Comprehensive Income.* SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income includes all changes in equity during a period from non-owner sources. During each of the three years ended December 31, 2001 and for the cumulative period from inception, the Company has not had any significant transactions that are required to be reported as adjustments to determine comprehensive income.

*Fair Value of Financial Instruments*

The Company's financial instruments include cash and cash equivalents, short-term investments, long-term marketable securities, prepaid expenses, accounts payable and accrued liabilities. The carrying amounts of financial instruments approximate their fair value due to their short maturities. Additionally, based upon the borrowing rates available to the Company for debt agreements with similar terms and average maturities, management believes the carrying amount of capital lease obligations approximates their fair value.

*Recent accounting pronouncements*

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations* ("SFAS 141"), which supercedes Accounting Principles Board Opinion No. 16, *Business Combinations*. SFAS 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method. In addition, SFAS 141 establishes criteria for the recognition of intangible assets separately from goodwill. The Company is required to adopt SFAS 141 for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2002 or later. The adoption of SFAS 141 has had no material impact on the Company's results of operations, financial position or cash flows.

Also in June 2001, the Financial Accounting Standards Board issued SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). This pronouncement addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. This Statement also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. The Company is required to adopt SFAS 142 at the beginning of the fiscal year ended December 31, 2002. The Company does not expect that the adoption of SFAS 142 will have a material impact on the Company's results of operations, financial position or cash flows.

Also in June 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). SFAS 143 requires that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, this liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss. The Company is required to adopt SFAS 143 at the beginning of the fiscal year ended December 31, 2003. The Company does not expect that the adoption of SFAS 143 will have a material impact on the Company's results of operations, financial position or cash flows.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), which supercedes SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.* SFAS 144 applies to all long-lived assets, including discontinued operations, and consequently amends Accounting Principles Board Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. SFAS 144 develops one accounting model for long-lived assets to be disposed of by sale, as well as addresses the principle implementation issues. The pronouncement requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (i) can be distinguished from the rest of the entity and (ii) will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company is required to adopt SFAS 144 at the beginning of the fiscal year ended December 31, 2002. The Company does not expect that the adoption of SFAS 144 will have a material impact on the Company's results of operations, financial position or cash flows.

## 3. Restricted Cash

On May 24, 2001, $550,000 of cash was pledged as collateral on a letter of credit related to a building lease and was classified as restricted cash on the balance sheet.

## 4. Marketable Securities

In accordance with SFAS No. 115, investments that the Company has the positive intent and ability to hold to maturity are reported at amortized cost, which approximates fair market value, and are classified as held-to-maturity. The investments that the Company has deemed to be held-to-maturity include securities held in high grade commercial paper and corporate notes with maturities ranging from three months to two years, which total approximately $84,117,554 and $66,316,697 at December 31, 2000 and 2001, respectively.

## 5. Stockholders' Equity

### Common Stock

On March 27, 2000, the SEC declared effective the Company's Registration Statement on Form S-1. Pursuant to this Registration Statement, the Company completed an Initial Public Offering ("IPO") of 5,000,000 shares of its common stock at an IPO price of $18.00 per share (the "Offering"). Proceeds to the Company from the Offering, after calculation of the underwriters' discount and commission, totaled approximately $82.8 million, net of offering costs of approximately $1 million. Concurrent with the closing of the IPO, all outstanding shares of the Company's convertible preferred stock were automatically converted into 15,678,737 shares of common stock.

At December 31, 2001, the Company has reserved shares of common stock for future issuance as follows:

| | |
|---|---|
| 1995 Stock Option Plan | 1,525,022 |
| 2000 Stock Option Plan | 1,128,019 |
| 2001 Employee Stock Purchase Plan | 1,490,775 |
| Warrants | 14,275 |
| Total | 4,158,091 |

Concurrent with the close of the Company's initial public offering, the Company's articles of incorporation were amended to authorize 10,000,000 shares of undesignated preferred stock, none of which are issued or outstanding. The Company's Board of Directors is authorized to fix the designation, powers, preferences, and rights of any such series. The Company's articles of incorporation were also amended to increase the authorized number of shares of common stock to 75,000,000 shares.

Warrants

In April 1996, the Company issued warrants to purchase 17,500 shares of the Company's Series B convertible preferred stock in conjunction with an equipment lease line at an exercise price of $1.60 per share that expire at the later of April 15, 2006, or five years from the effective date of an initial public offering. In May 1998, the Company issued warrants to purchase 5,524 shares of the Company's Series C convertible preferred stock in conjunction with an equipment lease with an exercise price of $1.81 per share that expire at the later of May 5, 2008, or five years from the effective date of an initial public offering. Upon completing the IPO, the Series B and Series C warrants were converted to purchase 10,850 shares at $2.58 and 3,425 shares at $2.92, respectively, of the Company's common stock.

Stock Options

During 1995, the Board of Directors terminated the 1992 Stock Plan (the "1992 Plan") and adopted the 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan was amended and restated in 1997. Termination of the 1992 Plan had no effect on the options outstanding under that plan, as they were assumed under the 1995 Plan. Under the 1995 Plan, the Company may grant fixed and performance-based stock options and stock appreciation rights to officers, employees, consultants and directors. The stock options are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code, unless specifically designated as non-qualifying stock options or unless exceeding the applicable statutory limit.

During 2000, concurrent with the Company's IPO, the Board suspended the 1995 option plan and adopted the 2000 Incentive Compensation Plan (the "2000 Plan"). The 2000 Plan provides for the granting of stock options similar to the terms of the 1995 Plan as described above. Any shares remaining for future option grants and any future cancellations of options from our 1995 Plan will be available for future grant under the 2000 Plan. Suspension of the 1995 Plan had no effect on the options outstanding under that plan.

As of December 31, 2001, the Company had 210,740 shares of common stock available for grant under the 2000 Plan. The 1995 and 2000 Plans provide for appropriate adjustments in the number of shares reserved and granted options in the event of certain changes to the Company's outstanding common stock by reason of merger, recapitalization, stock split or other similar events. Options granted under the Plans may be exercised for a period of not more than ten years from the date of grant or any shorter period as determined by the Board of Directors. Options vest as determined by the Board of Directors, generally over a period of two to four years, subject to acceleration under certain events. The exercise price of any incentive stock option shall equal or exceed the fair market value per share on the date of grant, or 110% of the fair market value per share in the case of a 10% or greater stockholder.

The Company has granted to selected officers and other key employees stock option awards whose vesting is contingent upon achieving specific criteria. The options will vest based upon meeting certain clinical milestones, a finalizing a corporate partnership and/or co-licensing of an additional compound for development. If such criteria are not met, these options will become fully vested after 7 years from the date of grant. For the options described above, deferred stock-based compensation was recorded at the date of grant, representing the difference between the exercise price and the fair value of the Company's common stock on the date these options were granted, as both the number of shares and the option price were fixed. Deferred stock-based compensation is amortized over the predefined vesting period until it becomes probable that the performance goals will be met; at that time, the amortization of the remaining deferred stock-based compensation will be accelerated so as to be amortized over the period to the date the performance goal is expected to be reached.

During the years ended December 31, 1999 and 2000, in connection with the grant of certain stock options to employees, the Company recorded deferred stock-based compensation of $9,272,011 representing the difference between the exercise price and the deemed fair value of the Company's common stock on the date these stock options were granted. Deferred compensation is included as a reduction of stockholders' equity and is being amortized in accordance with the accelerated method as described in FASB Interpretation No. 28 over the vesting periods of the related options, which is generally four years. During the year ended December 31, 2001, the Company recorded amortization of deferred stock compensation expense of $3,461,803 of which $1,023,160 related to research and development personnel, $2,286,611 related to general and administrative personnel and $152,032 related to clinical manufacturing personnel. At December 31, 2001, the Company had $2,943,590 of deferred stock-based compensation remaining to be amortized.

A summary of the Company's stock option activity, and related information follows:

| | Incentive and Non-Incentive Stock Options | |
|---|---|---|
| | Shares | Weighted Average Exercise Price |
| Outstanding at December 31, 1998 | 708,660 | $ .39 |
| Granted | 584,833 | .56 |
| Exercised | (10,178) | .37 |
| Canceled | (58,145) | .39 |
| Outstanding at December 31, 1999 | 1,225,170 | .48 |
| Granted | 898,171 | 4.14 |
| Exercised | (254,002) | .34 |
| Canceled | (9,436) | 3.90 |
| Outstanding at December 31, 2000 | 1,859,903 | 2.25 |
| Granted | 860,379 | 5.66 |
| Exercised | (175,096) | .59 |
| Canceled | (102,885) | 8.45 |
| Outstanding at December 31, 2001 | 2,442,301 | $ 3.31 |
| Vested options at December 31, 2001 | 1,538,894 | $ 1.80 |

For the year ended December 31, 1999, options exercisable and weighted average exercise price are equal to options outstanding. As of December 31, 1998, 1999, 2000 and 2001 options vested were, 249,371, 592,206, 599,134, and 1,538,894 respectively.

An analysis of options outstanding at December 31, 2001 follows:

| Range of Exercise Price | Options Outstanding at December 31, 2001 | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Exercisable as of December 31, 2001 | Weighted Average Exercise Price |
|---|---|---|---|---|---|
| $0.00-$ 1.38 | 794,141 | 6.7 | $ 0.51 | 794,141 | $ 0.51 |
| $1.39-$ 5.50 | 1,016,360 | 8.4 | 3.15 | 662,681 | 2.42 |
| $5.51-$ 9.62 | 584,500 | 9.2 | 6.70 | 68,534 | 8.68 |
| $9.63-$13.75 | 47,300 | 8.5 | 11.87 | 13,538 | 12.12 |
| | 2,442,301 | 8.1 | $ 3.31 | 1,538,894 | $ 1.80 |

**Employee Stock Purchase Plan**

On February 28, 2001 the Board of Directors approved the Allos Therapeutics, Inc. 2001 Employee Stock Purchase Plan ("Purchase Plan") which was also approved by the Company's stockholders on April 17, 2001. Under the Purchase Plan, the Company is authorized to issue up to 2,500,000 shares of common stock to qualified employees. Qualified employees can choose each offering to have up to 10 percent of their annual base earnings withheld to purchase the Company's common stock. The purchase price of the stock is 85 percent of the lower of the fair market value of a share of common stock on the first day of the offering or the fair market value of a share of common stock on the last day of the purchase period. The Company sold 9,225 shares to employees in 2001 and had 1, 490,775 shares available for sale at December 31, 2001. The Purchase Plan will terminate on February 27, 2011.

**Pro Forma Disclosure**

The weighted average estimated grant date fair value, as defined by SFAS 123, for options granted under the company's stock option plans during fiscal 1999, 2000 and 2001 was $6.77, $6.76 and $3.47 per share, respectively. The weighted average estimated grant date fair value of purchase awards under the Company's Purchase Plan during fiscal 2001 was $1.55. The estimated grant date fair values were calculated applying the minimum value method using the Black-Scholes option pricing model.

The following assumptions are included in the estimated grant date fair value calculations for the Company's stock option and purchase awards:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 1999 | 2000 | 2001 |
| Stock option plans: | | | |
| Expected dividend yield | 0 % | 0 % | 0 % |
| Expected stock price volatility | 0 % | 73%-90 % | 49%-83 % |
| Risk free interest rate | 5.14%-11.88 % | 5.63%-6.5 % | 3.5%-12.38 % |
| Expected life (years) | 7.2 | 8.5 | 8.1 |

| | Years Ended December 31, | | |
|---|---|---|---|
| | 1999 | 2000 | 2001 |
| Stock purchase plan: | | | |
| Expected dividend yield | — | — | 0 % |
| Expected stock price volatility | — | — | 53 % |
| Risk free interest rate | — | — | 3.49 % |
| Expected life (years) | — | — | 2.0 |

Had the Company recorded stock compensation expense based on the estimated grant date fair value, as defined by SFAS 123, for awards granted under its stock options plans and stock purchase plan, the Company's net loss and net loss per share would have been increased to the pro forma amounts below:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 1999 | 2000 | 2001 |
| Net loss attributable to common stockholders: | | | |
| As reported | $ (20,900,715) | $ (23,361,475) | $ (20,144,325) |
| Pro forma | $ (20,925,607) | $ (24,008,494) | $ (21,614,847) |

| | Years Ended December 31, | | |
|---|---|---|---|
| | 1999 | 2000 | 2001 |
| Net loss per share: | | | |
| As reported | $ (10.48) | $ (1.29) | $ (0.88) |
| Pro forma | $ (10.49) | $ (1.33) | $ (0.94) |

Such pro forma disclosures may not be representative of the pro forma effect in future years because options vest over several years and additional grants may be made each year.

## 6. Income Taxes

Income taxes computed using the federal statutory income tax rate differs from the Company's effective tax primarily due to the following:

| | Years ended December 31, | | |
|---|---|---|---|
| | 1999 | 2000 | 2001 |
| Federal income tax benefit at 35% | $(3,837,800) | $(8,176,500) | $(7,050,500) |
| State income tax, net of federal benefit | (451,500) | (254,400) | (525,300) |
| Stock-based compensation amortization expense | 923,800 | 4,966,000 | 1,075,200 |
| Research and development credits | (587,400) | (685,300) | (1,121,100) |
| Change in valuation allowance | 3,644,900 | 4,674,800 | 7,167,700 |
| Other | 308,000 | (524,600) | 454,000 |
| Benefit for income taxes | $ — | $ — | $ — |

The components of the Company's deferred tax assets under SFAS 109 are as follows:

| | Years ended December 31, 2000 | Years ended December 31, 2001 |
|---|---|---|
| Deferred tax assets: | | |
| Temporary differences | $ 299,600 | $ 416,300 |
| Research and development credit carryforwards | 2,625,000 | 3,746,100 |
| Net operating loss carryforwards | 14,194,000 | 20,123,900 |
| Total deferred tax assets | 17,118,600 | 24,286,300 |
| Valuation allowance | (17,118,600) | (24,286,300) |
| Net deferred tax assets | $ — | $ — |

The Company's deferred tax assets represent an unrecognized future tax benefit. A valuation allowance has been established for the entire tax benefit as the Company believes that it is more likely than not that such assets will not be realized.

At December 31, 2001, the Company has approximately $53 million of net operating loss ("NOL") carryforwards and approximately $4 million of research and development ("R&D") credit carryforwards. These carryforwards will expire beginning 2009. The Internal Revenue Code of 1986, as amended, contains provisions that may limit the NOL and R&D credit carryforwards available for use in any given year upon the occurrence of certain events, including significant changes in ownership interest. A greater than 50% change in ownership of a company within a three-year period results in an annual limitation on the Company's ability to utilize its NOL and R&D credit carryforwards from tax periods prior to the ownership change. The Company's NOL and R&D credit carryforwards as of December 31, 2001 are subject to annual limitation due to changes in ownership. Future ownership changes could further limit the utilization of the Company's NOL and R&D credit carryforwards.

## 7. Employee Benefit Plan

The Company maintains a defined contribution plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The Company amended the plan documents on January 1, 1999 to provide a 50% match of employees' contributions up to $2,000 per employee per year. During 2001, the Company made total contributions of $93,601.

## 8. Commitments

The Company leases offices, research and development facilities, as well as certain office and lab equipment under agreements that expire at various dates through 2008. Total rent expense in 1999, 2000 and 2001 and the cumulative period from inception was $179,792, $207,389, $388,993 and $1,108,454, respectively.

The Company entered into an equipment lease line in 1996, which provided for additional draws through September 30, 1997. The original lease line was $350,000, and the Company utilized $222,650 of the line before the funding period expired. In May 1998, the Company entered into another equipment lease line with a term of 42 months. This lease line provided for draws through September 30, 1999. The original lease line was $250,000 of which $199,439 had been utilized before the financing period expired. Under the terms of both master lease agreements, the Company purchased the leased equipment at its fair market value in August, 2001, thus ending the lease obligations.

The aggregate future minimum rental commitments as of December 31, 2001, for capital and noncancelable operating leases with initial or remaining terms in excess of one year are as follows:

| | Operating Leases |
|---|---|
| Year Ending December 31: | |
| 2002 | $ 655,938 |
| 2003 | 577,911 |
| 2004 | 605,201 |
| 2005 | 557,568 |
| 2006 | 551,137 |
| Thereafter | 1,068,421 |
| Minimum lease payments | $ 4,016,176 |

## 9. Royalty and License Fee Commitments

On January 14, 1994, the Company entered into a license agreement with the Center for Innovative Technology ("CIT"), under which CIT grants to the Company an exclusive, worldwide license to practice, develop and use its technology and licensed patent rights to develop and market the Company's products. In exchange for the license agreement, the Company paid CIT $50,000 in cash and issued 248,000 shares of its common stock valued at $0.16 per share. This agreement was assigned by CIT to the Virginia Commonwealth University Intellectual Property Foundation, or VCUIP on June 30, 1997. Under the agreement, the Company has the right to grant sublicenses, for which it must also pay royalties to VCUIPF for products produced by the sublicensees. VCUIPF has the primary responsibility to file, prosecute, and maintain intellectual property protection, but the Company has agreed to reimburse costs incurred by VCUIPF after July 1, 1993 related to obtaining and maintaining intellectual property protection. Also, pursuant to the agreement, the Company will pay VCUIPF a running royalty of 1.25% of our worldwide net revenue arising from the sale, lease or other commercialization of the allosteric hemoglobin modifier compounds. This agreement terminates on the date the last United States patent licensed to the Company under the agreement expires, which is October, 2016. Quarterly royalty payments are due within 60 days from the end of each calendar quarter. As of December 31, 2001, no royalty payments have been incurred.

In addition, the CIT license agreement requires the Company to sponsor research at Virginia Commonwealth University ("VCU"). As of December 31, 2001, the Company entered into sponsored research agreements with VCU which extend through June 30, 2002. The Company has an aggregate commitment under the agreement to pay VCU $425,614.

## 10. Related Party Transactions

In December 1994, the Company renegotiated a consulting agreement for scientific advisory services with Dr. Marvin Jaffe, a director of the Company. Under the agreement, which is renewable annually upon mutual consent, the Company will pay Dr. Jaffe consulting fees at $2,000 per month. For 1999, 2000 and 2001 and the cumulative period from inception, the Company paid Dr. Jaffe consulting fees of $24,000, $24,000, $24,000 and $209,017, respectively. Of these amounts, $2,000 was included in accounts payable at December 31, 1999 and 2000, and $4,000 was included in accounts payable at December 31, 2001. In addition, the Company granted Dr. Jaffe stock options to purchase a total of 65,800 shares of the Company's common stock at $0.16 to $6.73 per share under its Stock Option Plans in 1994, 1995, 1997, 2000 and 2001.

In July 1997, the Company entered into a consulting agreement for scientific advisory services with Dr. Stephen K. Carter, a director of the Company. Under the three-year agreement, which is renewable annually upon mutual consent, the Company will pay Dr. Carter consulting fees at $2,000 per month. For 1999, 2000 and 2001 and the cumulative period from inception, the Company paid Dr. Carter consulting fees of $24,000, $24,000, $44,000 and $118,000, respectively. Of these amounts, $2,000 and $4,000 was included in accounts payable at December 31, 1999 and 2001, respectively. In addition, the Company granted Dr. Carter stock options to purchase a total of 44,100 shares of the Company's common stock at $0.40 to $6.73 per share under its Stock Option Plans in 1997, 2000, and 2001.

In January 2001, the Company entered into a consulting agreement for scientific advisory services with Dr. Donald Abraham, a director of the Company. Under the one-year agreement, which is renewable upon mutual consent, the Company will pay Dr. Abraham consulting fees at $2,000 per month. For 2001, the Company paid Dr. Abraham consulting fees of $42,000. In addition, the Company granted Dr. Abraham stock options to purchase a total of 10,000 shares of the Company's common stock at $6.73 per share under its Stock Option Plans in 2001.

The Company entered into several research and development contracts during 1996. Under these contracts, Donald J. Abraham, Ph.D., director, acted as Principal Investigator for the contracts with VCU. During 1999 and 2000, services provided under these contracts totaled $498,335 and $487,557 respectively, of which $95,889 was included in accounts payable at December 31, 2000. During 2001, services provided under these contracts totaled $457,474, of which $74,631 was included in accounts payable at December 31, 2001.

In March 1996, the Company obtained recourse notes receivable (the "1996 Notes") from two officers in the amount of $90,000 upon the officers' exercise of 558,000 stock options. The notes accrued interest at 8% annually with interest and principal originally due March 1998. In December 1997, the maturity dates for the 1996 Notes were extended by two years and extended by an additional year in January 2000. In March 2000, the 1996 Notes were forgiven. In connection therewith, the Company recorded $7,617,000 in stock compensation expense for the quarter ended March 31, 2000 based on the difference between the fair market value of the underlying common stock and option exercise prices. This expense was allocated as $2,200,000 related to research and development and $5,417,000 related to general and administrative.

In December 1997, the Company obtained additional notes receivable (the "1997 Notes") from these officers in the amount of $49,687 upon the officers' exercise of stock options to acquire 123,225 shares. These notes accrued interest at 6% annually with interest and principal originally due December 1999. The maturity dates for the 1997 Notes were extended by one year in January 2000. The Company treated the underlying stock options as variable awards and recorded $815,000 of stock compensation expense during 1999 based on the difference between the fair market value of the underlying common stock and option exercise prices. The 1997 Notes were repaid during the fourth quarter of 2000.

### 11. Subsequent Events

In January 2002, the Board of Directors approved the Allos Therapeutics, Inc. 2002 Broad Based Equity Incentive Plan. Under this plan, the Company is authorized to issue up to 1,000,000 shares of common stock to employees, consultants and members of the Board of Directors. Under the terms of the plan, the aggregate number of shares underlying stock awards to officers and directors once employed by the Company cannot exceed 49 percent of the number of shares underlying all stock awards granted determined on specific dates. This plan will terminate on January 7, 2012.

In January 2002, the Company signed a term sheet for manufacturing and supply of bulk drug substance for clinical and commercial use. This contract represents approximately $2,000,000 of development work to be completed prior to finalizing a contract.

In March 2002, the Company entered into an agreement under which the Company obtained an exclusive U.S. license to intellectual property covering a novel, small molecule cytoprotective compound. The Company will have the right to develop and market the product in the field of oncology and certain cardiovascular conditions. Under the terms of the agreement, the Company made an upfront equity investment in the licensor, and may also make a subsequent equity investment upon the achievement of certain development milestones, as well as a cash payment based on issuance of certain product related patents. In addition, the Company will pay the licensor a royalty based on a percentage of net revenues arising from sales of the product in the U.S. if and when such sales occur.

## 12. *Quarterly Information (Unaudited)*

The results of operations on a quarterly basis were as follows:

| | December 31, 2001 | September 30, 2001 | June 30, 2001 | March 31, 2001 | December 31, 2000 | September 30, 2000 | June 30, 2000 | March 31, 2000 |
|---|---|---|---|---|---|---|---|---|
| Operating Expenses: | | | | | | | | |
| Research and development | $ 3,468,702 | $ 3,344,297 | $ 3,064,636 | $ 2,781,784 | $ 2,832,232 | $ 2,024,245 | $ 2,033,409 | $ 3,846,617 |
| Clinical manufacturing | 297,477 | 640,348 | 1,190,679 | 1,014,829 | 1,095,178 | 958,526 | 801,866 | 344,978 |
| General and administrative | 2,469,851 | 2,412,052 | 2,259,710 | 2,135,434 | 2,310,592 | 2,103,630 | 1,960,520 | 7,400,506 |
| Total operating expenses | 6,236,030 | 6,396,697 | 6,515,025 | 5,932,047 | 6,238,002 | 5,086,401 | 4,795,795 | 11,592,101 |
| Loss from operations | (6,236,030) | (6,396,697) | (6,515,025) | (5,932,047) | (6,238,002) | (5,086,401) | (4,795,795) | (11,592,101) |
| Interest and other income, net | 857,931 | 1,268,233 | 1,256,154 | 1,553,155 | 1,286,354 | 1,482,687 | 1,466,430 | 115,353 |
| Net loss attributable to common Stockholders | (5,378,099) | (5,128,464) | (5,258,871) | (4,378,892) | (4,951,648) | (3,603,714) | (3,329,365) | (11,476,748) |
| Net loss per share: | | | | | | | | |
| Basic and diluted | $ (0.23) | $ (0.22) | $ (0.23) | $ (0.19) | $ (0.22) | $ (0.16) | $ (0.15) | $ (3.51) |
| Weighted average shares - basic and diluted | 23,007,206 | 22,961,185 | 22,958,087 | 22,959,975 | 22,950,446 | 22,871,795 | 22,837,154 | 3,270,720 |

Allos™
THERAPEUTICS, INC.

Allos Therapeutics, Inc.
11080 CirclePoint Road
Westminster, CO 80020
303.426.6262
www.allos.com